5/1.



03050456

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SCMP Group Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 3327 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 5/7/03

82-3327

ARLS

03 MAY -1 AM 7:21 12-31-02

SCMP Group Limited

NEWSPAPER MAGAZINE RETAIL VENTURES

www.scmpgroup.com
www.scmp.com

CONTENTS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

SCMP GROUP LIMITED
SCMP 集團有限公司 *

(Incorporated in Bermuda with limited liability)

Proposal for Grant of General Mandates to Issue and Repurchase Shares
and
Notice of Annual General Meeting

A notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting.

15 April 2003

* *For identification purpose only*

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Monday, 26 May 2003 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 5 to 6 of this circular
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	8 April 2003, being the latest practicable date prior to printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP GROUP LIMITED
SCMP 集團有限公司 *

(Incorporated in Bermuda with limited liability)

Directors:
Kuok Khoon Ean, *Chairman*
Roberto V. Ongpin, *Deputy Chairman*
Thaddeus Thomas Beczak, *Deputy Chairman*
Ronald J. Arculli #
Tan Sri Dr. Khoo Kay Peng
Peter Lee Ting Chang #
Dr. The Hon. David Li Kwok Po #

 # Independent Non-Executive Directors

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton
HM12 Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

15 April 2003

To Shareholders

Dear Sir or Madam

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

1. Introduction

The purpose of this letter is to provide Shareholders information regarding the proposal to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

2. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 29 May 2002, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of passing of the relevant resolution.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 5 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal value not exceeding 20 per cent. of the share capital of the Company as at the date of passing of the resolution. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution.

3. General Mandate to Repurchase Shares

At the last annual general meeting held on 29 May 2002, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal value not exceeding 10 per cent. of the aggregate nominal value of Shares in issue as at the date of passing of the relevant resolution.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal value not exceeding 10 per cent. of the aggregate nominal value of Shares as at the date of passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

4. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2003 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolutions 5 to 7 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares, which are proposed as ordinary resolutions.

A form of proxy for use at the Annual General Meeting is enclosed. **Whether or not you intend to be present at the meeting, you are requested to complete and return the form of proxy** to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 24 May 2003.

5. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interests of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

6. Additional Information

Enclosed with this circular is a copy of the 2002 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

* *For identification purpose only*

Appendix 1

SCMP GROUP LIMITED
SCMP 集團有限公司 *

(Incorporated in Bermuda with limited liability)

Notice of Annual General Meeting

Notice is hereby given that an Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2003 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2002.

2. To approve the payment of a final dividend distribution from the contributed surplus account.

3. To re-elect retiring Directors and authorise the Board to fix Directors' fee.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (c), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot and issue Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make an offer or agreement or grant an option which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors to make an offer or agreement or grant an option during the Relevant Period which would or might require Shares to be allotted and issued either during or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b), otherwise than pursuant to (i) a rights issue; (ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; (iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or (v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company shall not exceed 20 per cent. of the aggregate nominal existing issued share capital of the Company; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting;

"rights issue" means an offer of Shares open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares repurchased by the Company pursuant to the approval of paragraph (a) during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue and the said approval be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

7. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"THAT, subject to the passing of the resolutions 5 and 6 above, the general mandate granted to the Directors to allot and deal with additional Shares pursuant to resolution 5 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 6 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 March 2003

NOTES:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not also be a member.

(2) Forms of proxy must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 11:00 a.m. on Saturday, 24 May 2003. Completion and return of the form of proxy will not preclude a member from attending and voting in person.

(3) The Register of Members will be closed from Tuesday, 20 May 2003 to Friday, 23 May 2003, both dates inclusive, during which period no transfer of Shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 19 May 2003 so as to qualify for attending the Annual General Meeting.

* *For identification purpose only*

Appendix 2

Explanatory Statement

This explanatory statement relates to resolution 6 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Listing Rules

(a) **Number of Shares:** All the Shares proposed to be repurchased by the Company are fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,560,945,596 Shares. Assuming no Shares are issued and repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the issued share capital of the Company as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of passing of the resolution until the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

(b) **Source of funds:** Repurchases must be funded out of funds legally available for the purpose.

It is presently proposed that any repurchase of Shares would be purchased out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the applicable laws of Hong Kong and Bermuda.

On the basis of the consolidated financial position of the Company as at 31 December 2002 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2002. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates has any present intention, in the event that the resolution is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the share repurchase mandate in accordance with the Listing Rules and the applicable law of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company repurchased and cancelled a total of 173,438,400 Shares (representing approximately 10% of the then issued share capital of the Company) at an offer price of HK$3.60 per Share on 30 October 2002 pursuant to a conditional voluntary cash offer made on behalf of the Company by The Hongkong and Shanghai Banking Corporation Limited and approved by the Shareholders at the Special General Meeting held on 11 October 2002 (the "Offer"). Other than pursuant to the Offer, the Company had not made any other repurchase of its Shares (whether on the Stock Exchange or otherwise) in the six months prior to the Latest Practicable Date.

As at the Latest Practicable Date, Kerry Group Limited (through its subsidiaries, namely Kerry Holdings Limited, Kerry 1989 (C.I.) Limited and Kerry Media Limited) and parties who are or are presumed to be acting in concert with it (hereinafter collectively referred to as "Kerry Group") held an aggregate of 606,212,000 Shares, representing approximately 38.84 per cent. of the total issued share capital of the Company. Subject to the granting of a waiver from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, any increase in the Kerry Group's proportionate interest in the Company which is outside the 2% creeper as specified in Rule 26.1 of the Takeovers Code will give rise to an obligation on the Kerry Group to make a mandatory offer for the Company under Rule 26 of the Takeovers Code. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, assuming that no Share is sold by any member of the Kerry Group, the aggregate shareholdings of the Kerry Group would be increased to approximately 43.15 per cent. Such increase may give rise to an obligation on the Kerry Group to make a mandatory offer under Rule 26 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	Month	Highest Traded Price (HK$)	Lowest Traded Price (HK$)
2002	April	5.450	4.125
	May	5.400	4.675
	June	4.850	4.350
	July	4.650	3.475
	August	3.775	3.250
	September	3.550	3.250
	October	3.600	2.925
	November	3.625	3.375
	December	3.700	2.925
2003	January	3.400	3.100
	February	3.175	2.700
	March	2.950	2.700

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並引致須根據收購守則第26條提出全面收購建議的責任。

根據於二零零二年十月十一日召開之股東特別大會通過由香港上海滙豐銀行有限公司代表本公司之一項有條件自願現金收購建議，本公司於二零零二年十月三十日以收購價每股股份3.6港元購回並註銷合共173,438,400股股份，佔於當日本公司已發行股本總額約10% (以下稱「收購建議」)。除根據收購建議外，本公司在最後實際可行日期前六個月內沒有 (不論是否在聯交所) 購回股份。

在最後實際可行日期，Kerry Group Limited (透過其附屬公司Kerry Holdings Limited，Kerry 1989 (C.I.) Limited及Kerry Media Limited) 及與其一致行動或假定與其一致行動之人士 (以下統稱「Kerry Group」) 持有合共606,212,000股股份，佔本公司已發行股本總額之38.84%。除獲證券及期貨事務監察委員會企業融資部之執行理事授予豁免外，若Kerry Group在本公司的權益按比例增加而超出收購守則第26.1條所訂定之2%自由增購率，則將引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。倘若董事根據授權全面行使權力回購股份，而假定並無任何Kerry Group之成員出售股份，則Kerry Group之總持股比率將增加至約43.15%。有關增加會引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士 (如上市規則所釋義) 通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 (港元)	最低交易價 (港元)
二零零二	四月	5.450	4.125
	五月	5.400	4.675
	六月	4.850	4.350
	七月	4.650	3.475
	八月	3.775	3.250
	九月	3.550	3.250
	十月	3.600	2.925
	十一月	3.625	3.375
	十二月	3.700	2.925
二零零三	一月	3.400	3.100
	二月	3.175	2.700
	三月	2.950	2.700

附件二

說明文件

本說明文件是關於擬在股東週年大會上通過的第6項決議案。該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b) 條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 上市規則

(a) **股份數額：**本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設並無於股東週年大會前發行及購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日 (以其中的最早日期為準) 止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

(b) **款項來源：**股份回購必須使用可為此目的而合法動用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的利潤、本公司的股份溢價賬及/或已繳入盈餘賬支付。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。此種股份回購，依據當時的市場情況及融資安排，可能會增加本公司資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

購回股份時，本公司只可使用按其組織大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

基於本公司截至二零零二年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日) 的綜合財務狀況，董事認為全面行使購回股份授權將會 (相對於其在二零零二年十二月三十一日的狀況而言) 對本公司的流動資金狀況產生實質性的不利影響。在可能會 (相對於最近期公佈的本公司經審核財務報告中披露的狀況而言) 對本公司的流動資金狀況或資產負債比率狀況產生實質性不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生實質性不利影響，購回股份仍符合本公司的最佳利益。

4. 一般說明

董事或 (在作出一切合理詢問後及盡彼等所知) 其聯系人士，現時並無任何意願在股東通過該項決議案後向本公司出售任何股份。

董事已向聯交所保證，只要情況許可，彼等將按照上市規則和百慕達適用的法律行使購回股份授權。

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 一般及無條件批准董事於有關期間內及在遵守所有適當法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據(a)項之批准於有關期間內購回股份之面值總額，不得超過本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

7. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第5項及第6項決議案獲通過後，根據上文第5項決議案授予董事一般授權以配發及處理本公司股本中之額外股份數額，將根據上文第6項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁懋寶

香港，二零零三年三月二十四日

附註：

(1) 凡有權出席及在上述大會投票之股東可委派一位或多位代表出席及投票，代表人無須為本公司股東。

(2) 代表委託書須於二零零三年五月二十四日(星期六)上午十一時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席投票。

(3) 本公司將由二零零三年五月二十日(星期二)至二零零三年五月二十三日(星期五)，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保可出席股東週年大會，所有過戶文件連同有關股票必須於二零零三年五月十九日(星期一)下午四時前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，辦理過戶登記手續。

**僅供識別*

附件一

SCMP GROUP LIMITED
SCMP集團有限公司 *

(在百慕達註冊成立之有限公司)

股東週年大會通告

茲通告SCMP集團有限公司股東週年大會謹訂於二零零三年五月二十六日 (星期一) 上午十一時，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過從繳入盈餘賬中派發末期股息分派。

3. 重新選舉任期屆滿之董事，並授權董事釐訂董事酬金。

4. 重新委聘核數師，並授權董事釐訂其酬金。

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議:**

(a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間內行使本公司所有權力，以配發及發行股份或可兌換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立售股建議或協議或授出須要或可能須要配發及發行股份之購股權；

(b) 上文(a)項之批准可授權董事在有關期間內訂立售股建議或協議或授出須要或可能須要於有關期間內或結束後配發及發行股份之購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意配發之股本總面額，除按(i)供股、(ii)根據可兌換為股份之任何證券之條款行使兌換權、(iii)任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之高級行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排、(iv)根據本公司已發行之任何認股權証的條款行使認股權或(v)任何代息股份或類似安排，以便根據本公司細則配發股份以取代全部或部份股息者外，不得超過本公司已發行之現有股本面額之20%；及

(d) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日；

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，有權獲配售本公司其他權益證券的持有者)按其當時持有該等股份或其他權益證券的比例配售新股之建議(惟董事有權就零碎股份或因香港以外任何地區之任何法律限制或任何認可監管機構或任何證券交易所之規定，作出其認為必須或權宜的豁免或其他安排) 。」

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

4. 股東週年大會

股東週年大會將於二零零三年五月二十六日 (星期一) 上午十一時假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮截於大會通告有關授予董事一般授權以發行及購回股份之第5項至第7項普通決議案。

茲隨函附上股東週年大會所用之代表委託書。**無論 閣下是否出席該大會，務請 閣下將代表委託書按其印列之指示填妥並交回**。填妥之委託書須於二零零三年五月二十四日(星期六)上午十一時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。

5. 推薦意見

董事認為通過發行及購回股份授權之建議符合本公司及全體股東之最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案。

6. 其他資料

茲隨本通函附上本公司二零零二年度年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致　股東台照

主席
郭孔演
謹啟

二零零三年四月十五日

**僅供識別*

SCMP GROUP LIMITED
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)

董事：
郭孔演 (主席)
Roberto V. Ongpin (副主席)
Thaddeus Thomas Beczak (副主席)
夏佳理 #
邱繼炳博士
利定昌 #
李國寶博士 #

 # 獨立非執行董事

註冊地址:
Cedar House
41 Cedar Avenue
Hamilton
HM12 Bermuda

主要營業地點：
香港新界大埔工業邨
大發街22 號南華早報中心

建議授予發行和購回股份之一般授權及
股東週年大會通告

敬啟者：

1. 緒言

本函件旨在向股東提供有關提呈在即將於股東週年大會建議授予董事發行和購回股份的資料。本函件附件一載有大會通告。在該大會上，股東將被邀考慮及酌情通過有關授予董事發行和購回股份之一般授權之決議案以及作為股東週年大會一般事項之若干其他決議案。

2. 發行股份之一般授權

在本公司於二零零二年五月二十九日舉行之上屆股東週年大會上，已授予董事一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第5項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。在股東如下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

3. 購回股份之一般授權

在本公司於二零零二年五月二十九日舉行之上屆股東週年大會上，已授予董事一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零三年五月二十六日 (星期一) 上午十一時假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第5頁至第6頁召開股東週年大會之通告
「本公司」	SCMP 集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零三年四月八日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	本公司之股東
「聯交所」	香港聯合交易所有限公司
「附屬公司」	指一間現時及不時為附屬公司 (根據香港公司條例 (香港法例第32章) 或百慕達公司法1981 (經不時修訂) 或該公司成立地點之當地公司法例、法令及/或條例之涵義) 之公司
「收購守則」	香港公司收購及合併守則

此乃要件，請即處理

閣下如對本通函任何方面有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部售出，應立即將本通函連同隨附之代表委託書交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

SCMP GROUP LIMITED
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

建議授予發行和購回股份之一般授權

及

股東週年大會通告

本通函附有召開股東週年大會之通告及供股東週年大會所用之代表委託書。無論閣下能否出席該會，務請將代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。

二零零三年四月十五日

* *僅供識別*



SECOND WIND: SAN SAN'S OLYMPIC HOPES STILL ALIVE, C16

ENVIRONMENT | OUR POLLUTED WATERS



INSIDE
City

Come on in ... but keep your head out of the water

Heike Phillips and May Chan

"We keep our mouths closed and our heads above water of course," said Chan Luk Mui-jung, 52, as she prepared to dive into the heavily polluted Sulphur Channel near Kennedy Town.

She is part of a group of hardy swimmers who every morning risk poisoning and being hit by high-speed ferries in the narrow strip of sea between Mount Davis and Green Island.

E.coli readings in the water in which they swim have doubled over the past year, from 2,200 bacteria per 100ml to 4,900 – more than 25 times higher than the recommended safe level for swimming.

The housewife said neither she nor any of her fellow swimmers have fallen ill yet.

"Most of us have been swimming here every morning for more than 20 years and we are too stubborn to move out, even though we know about the dangers of toxic water."

She said she would like the government to clean the water, but fears it would not be enthusiastic about such a project because it already has "too many things on its plate".

TALKBACK
Should more be done to clean up Hong Kong's harbour?
Send your comments to talkback@scmp.com
Please include name, address and phone number

Kwok Fai-wu, a 64-year-old taxi driver who's been swimming off Kennedy Town for more than 20 years, said the pollution would not put him off his morning swims.

"We've been swimming here for years, and we love it so much that we established a community to provide showering facilities for all the avid swimmers. We even built a bridge leading to the water to make it more convenient," he said.

"We won't stop just because there are warnings about the toxic sea water. But the government really ought to do something to improve the water here if the threat of the toxins is really so grave."

A 72-year-old swimmer surnamed Yu said he avoided swimming in the channel only when there was heavy debris or oil in the water. But he said this occurred less often in recent years.

"When the waters are good, you can gaze at the bottom of the sea along the shoreline, and the water glimmers like crystal beneath the early sunlight," he said.

"It's really beautiful and peaceful. Maybe there are toxins in the sea that we can't see but we're not going to stop because of an invisible threat."

Library seeks

HSI 9,268.77 (+146.11) | DJIA 11am 7,857.25 (-3.8) | NASDAQ 11am 1,333.46 (-4.06) | FTSE 4pm 3,684.9 (+29.3) | NIKKEI 8,490.4 (+127.16) | *HK$/US$ 7.7984-7.7989 | *YEN/US$ 117.86-117.94 | *US$/EURO 1.0845-1.0849 | *OIL (Brent) US$32.25/bl | GOLD US$345.175/oz | * at 4pm in London

COMPANIES

Kerry Properti sees 66pc profi

B5 | Kerry Properties, including its subsidiari units, has posted a 66 i cent rise in net profit t HK$660.31 million fron HK$395.75 million a ye The group attributes th particularly to its logist business, although tow finance costs and a rec provisions on a Hong K property transaction al swell the bottom line. I from the logistics netw to HK$1.3 billion from million a year earlier

Hang Seng's provis change surprises m

B3 | Hang Seng Bank I reported a net profit of billion, down 1.48 per c 2001 but only slightly n market expectations. A said the only real surpr change in the bank's accounting policy, allov knock HK$330 million provisions

H share's profit fall meet analysts expe

B4 | Beijing Datang Po Generation is blaming per cent decline in pro last year on an interest loss of 240.22 million y (about HK$225.49 milli Analysts had expected share's earnings to be l last year's 1.43 billion

Lehman settles forr employee case out

B16 WORLD | Lehman Brothers has made a d ex-employee Kenm De despite claiming it has nothing wrong. The tria attracted attention bec gave a view of investm infighting at the time w Russia defaulted on US billion in Treasury debt

Reach's debt refina hinges on Telstra li

B26 | Whether or not t joint venture Reach suc refinancing its debt se hinge on Telstra injecti US$400 million into it, the Australian telecom refusing to consider. R bankers are threatenin Telstra over loan repay for Reach

MONITOR

"A shortage of money is not our problem .. problem is tha no one wants t invest in [Hon Kong] while pr of financial assets are still trending down

JAKE VAN DER KAM
BACK PAGE

MARKETS

Investors will welc tax raising measur

B14 | While Hong Kong taxpayers are dreading announcement of a 1 p rise in tax in tomorrow investors appear to be forward to it. However, the measures are not e

Positive US data se regional markets u

B17 | Better than expe United States economi brought relief to many markets, everyone to t something positive to f Taiwan, South Korea a led the regional marke US fourth-quarter GDI double the initial forec

THE INFORMER

Simple path paves successful living

B2 | Growing up with li money has kept Guo Guangchang's on an ev track. The 35-year-old helm of private mainlar Fosun Group. The form philosophy who had sti be a teacher tells what a life in business

---

South China Morning Post
港澳版 HONG KONG $7.00
UPDATES AT SCMP.COM TUESDAY, MARCH 4, 2003 VOL LIX No. 61

THREE WAYS TO GET YOUR NEWS ...

SECTION A — Reports and analysis of the political, economic and social issues affecting greater China and the world

SECTION B — For a clearer picture of how the fortunes of companies and markets are being shaped

SECTION C — The daily essentials: city news and issues, lifestyle features, listings and sport

100 YEARS OF NEWS WITH A VIEW

This year, the *South China Morning Post* celebrates 100 years as Hong Kong's leading English-language newspaper. To mark this proud and auspicious occasion, today we launch a series of important changes to lead the *Post* into another century of service for our readers.

Chief among the changes is the division of the newspaper into three main sections, providing a sharper focus on the day's news and issues.

Section A, which you are holding, has its pages grouped under three main headings: National, International and Insight. Business news, which focuses on Companies and Markets, is found in Section B. Section C contains City news, lifestyle features, listings and sport.

The National pages are designed to cover the most important stories of the day from greater China — including Hong Kong, Macau, and Taiwan. Using our extensive mainland reporting team, we will explain and interpret the key social, political and economic issues as well as the people behind them. On A2 is a daily digest of news from across the nation.

Section C's City pages, which focus on Hong Kong news, will provide provocative articles and lively debate on local issues. The Life pages carry features on people, trends and events in town, and regular sections on health, travel, fashion, film and entertainment — and don't forget the daily horoscopes, comics and television guide. They are followed by colour, analysis and results of all your favourite sports in Hong Kong's most comprehensive sports section.

Change should provoke comment. As always, we welcome feedback from you, our readers, and look forward to suggestions on other improvements.

letters@scmp.com

A PLA band member practises before yesterday's opening session of the CPPCC in Beijing. Photo: AP

HSBC seeks to boost confidence in HK economy

David Eldon admits things are bad, but says it is time for people to back the government's efforts to foster recovery

Kirsti Hastings

THE BOTTOM LINE

- Net profit in HSBC's local banking operation slipped 1.5 per cent to HK$25.86b
- Net profit at HSBC Holdings jumped 25 per cent to US$6.24b
- HSBC Holdings wrote off US$1.32b in bad debt against $2.04b last year

The chairman of Hong Kong's biggest banking group yesterday sought to boost confidence in the local economy, as HSBC announced flat results for the past year.

David Eldon called on the people of Hong Kong to stop dwelling on bad news and take initiatives to pull the economy out of its slump.

At the bank's annual results announcement, where it unveiled full-year operating profit up just 0.7 per cent at HK$35.82 billion, and net profit down 1.5 per cent to HK$25.86 billion, Mr Eldon said: "I think it's time for Hong Kong to stop saying things are dreadful. Yes, things are bad, but it's up to the community working together with the government to think about the positives and to think about how we can create a future for ourselves."

However, even though recent export figures leave some room for optimism, Hong Kong's economy this year will continue to be plagued by slow growth, Mr Eldon said. It is still too early to make predictions about a strong recovery, he said.

But Mr Eldon urged Hong Kong to focus on the positive.

"We should take what's said in the Budget [this week] and start moving ahead with it."

The bank's London-based parent, HSBC Holdings, had better news to report yesterday, with net profit up 25 per cent to US$6.24 billion despite tough global market conditions. It also declared a second interim dividend of 32.5 US cents per share, boosting its full-year payout by more than 10 per cent over the previous year.

The result was thanks largely to a sharply lower bad debt charge for its Latin American operations. Last year, the bank wrote off US$1.32 billion of bad debt, compared with $2.04 billion the year before. Bad debt in Argentina, which was grappling with a national financial crisis, accounted for more than half the bad debt charge in 2001.

The figures came within market expectations, although some analysts said the bad debt charges were even lower than expected. HSBC Holdings had been forecast to report net profit of HK$51.32 billion (US$6.58 billion), according to the consensus estimate from Thomson First Call.

"It's just a spectacularly resilient set of results in very difficult market conditions," said John Wadle, regional banking analyst at UBS Warburg. Mr Wadle said HSBC's strategy of reducing risk had paid off as it still managed to grow key divisions, such as mortgages and credit cards.

"The business from a risk standpoint turned out to be outstanding," he said.

Revenue growth was more than double cost growth and the bank plans to increase its dividend by 10 per cent to 53 US cents a share, bucking the industry trend of limiting or cutting payouts.

In Hong Kong, the bank performed better than many of its peers, although it could not escape entirely the effects of more than three years of price deflation, near record unemployment and record personal bankruptcies.

The bank's charges for bad credit card debt nearly doubled to HK$2.29 billion from HK$1.22 billion the year before. However, its bad debt charges were well below the industry average.

"Our cards business remains highly profitable despite rising charges," HSBC's group chief executive Sir Keith Whitson said.

Increased taxes and fees to raise extra $20b

May Sin-mi Hon

Financial Secretary Antony Leung Kam-chung is expected to raise more than $20 billion in extra revenue with a package of increased taxes and government fees to be announced in his Budget speech tomorrow.

Lowering allowances for salaries tax and increasing the rate of profits tax are set to bring in

Budget Preview

almost half this amount, as the government seeks to tackle a fiscal deficit expected to hit $70 billion.

The speech has undergone much fine tuning. The final Chinese language version is the 12th draft.

Plans to increase revenue form a key part of a strategy to balance the books by 2006-07. Officials are pinning their hopes on an economic recovery. Slashing public expenditure by $20 billion within three years is

• CONTINUED ON A2, COLUMN 1
More reports - A4

Business leader calls on the state to better protect entrepreneurs

The New Hope Group chairman says the law needs to be clearer in defining assets

Allen T. Cheng and Josephine Ma in Beijing

10th NPC & CPPCC

One of the mainland's richest men and a delegate to the Chinese People's Political Consultative Conference (CPPCC) has called on the government to offer private entrepreneurs more protection.

"I believe it is important that the government provides a safe environment for private entrepreneurs," said Liu Yonghao, the 51-year-old chairman of Chengdu and Shanghai-based New Hope Group, a large agricultural commodities company with investments also in banking.

Mr Liu's comments come in the wake of the murder of Li Haicang, a tycoon and a fellow member of the CPPCC. A steel magnate from Shaanxi province, Li was shot dead early last month.

Mr Liu, speaking on the sidelines of the opening day of the conference, is an example of how entrepreneurs are playing a more important role in China.

Though only 65 of the CPPCC's 2,238 delegates and 55 of the National People's Congress' 2,985 delegates are from the business sector, the very fact that they are willing to openly criticise the government and call for change is seen by analysts as significant.

Mr Liu's concerns were echoed by others. "We are not only worried about ourselves, but our wives, children and friends," said Yan Chunde, director of the Hebei Transport Investment Corp. "I received so many calls after the murder of Li Haicang. Ninety per cent of the calls asked me if I was safe."

Justin Lin Yifu, a Peking University economist and an adviser to Premier Zhu Rongji, said

• CONTINUED ON A2, COLUMN 4
More reports - A5-6

From war-torn Shanghai to his present role as head of Hong Kong's Catholics, Bishop Joseph Zen Ze-kiun (pictured above) believes that his journey has been blessed by the grace of God.

"Of course people experience happiness and unhappiness but I have never had any really low points in my life. I am blessed and my path has always been smooth," he said.

In Profile - A8

Iraq promises to deliver report on missing anthrax

Agencies in Baghdad

Iraq showed further signs of a willingness to disarm yesterday as it pledged to deliver a report on long-missing anthrax and VX nerve agents and scrapped more banned missiles.

More than three hours of "technical discussions" were held between United Nations and Iraqi officials on the chemical and biological arms over which UN inspectors have been seeking clarification for years.

Iraq claims to have scrapped tonnes of anthrax and VX agent in 1991 but this has never been verified by the UN.

UN chief weapons inspector Hans Blix has criticised Iraq in the past for failing to give detailed information to back up its claim that it had destroyed chemical and biological weapons stocks.

General Amer al-Saadi, an adviser to President Saddam Hussein, said on Sunday excavations at sites near Baghdad proved that Iraq had destroyed "important quantities" of the banned VX and anthrax substances.

"Iraq will be providing a report on the VX and anthrax in a week's time," Hiro Ueki, spokesman for UN weapons inspectors in Baghdad, said.

Mr Ueki also said Iraq was to resume the process of destroying its banned al-Samoud 2 missiles under UN supervision.

Mr Blix will make a crucial report on Friday to the UN Security Council on Iraqi compliance.

Agence France-Presse, Reuters

More reports - A9

GROUP PROFILE

SCMP Group Limited is the holding company of South China Morning Post Publishers Limited, Hong Kong's leading publisher of English language newspapers *(South China Morning Post* and *Sunday Morning Post)*, and, through other Group companies, is involved in the publication of magazines, retailing, video and film post-production and property investments.

The *South China Morning Post* and the *Sunday Morning Post* are Asia's premier English language daily and Sunday newspapers with the highest circulation of any English language newspaper in Hong Kong. The *South China Morning Post* is the leading commentator on Greater China and is read widely by government officials, business people, professionals and academics globally. It is also the market leader for display and recruitment advertising in Hong Kong. Through its subscription-based online service, *SCMP.com*, news and information are also delivered to an international audience through multiple online channels.

SCMP Group has joint ventures with Haymarket Publishing Limited and Hearst Magazines International to publish popular Chinese language magazine titles such as *AUTOMOBILE, AUTOCAR, STUFF, COSMOPOLITAN, CosmoGIRL!* and *HARPER'S BAZAAR*, and *CEI Asia Pacific*, a monthly English title focusing on the conference, exhibition and incentive industry.

Through subsidiaries, SCMP Group operates a chain of 83 *Daily Stop* convenience outlets and 18 *Health Plus* shops, which are strategically located in the MTR and KCR stations, major shopping malls and housing estates.

SCMP Group's shares are listed on The Stock Exchange of Hong Kong Limited.

	Year ended 31 December 2002	(Restated) 12-month period ended 31 December 2001
	HK$	HK$
Turnover ('000)	**1,364,925**	1,693,653
Operating profit ('000)	**135,470**	233,620
Profit before tax ('000)	**134,798**	228,232
Profit attributable to shareholders ('000)	**102,547**	165,677
Basic earnings per share (cents)	**6.02**	9.55
Dividends per share (cents)	**8.0**	8.0
Shareholders' funds ('000)	**1,537,245**	2,150,075
Total assets ('000)	**2,125,872**	2,431,422
Bank borrowings ('000)	**310,000**	–
Finance charges ('000)	**1,097**	597
Net cash ('000)	**138,992**	283,675
Financial ratios		
Operating profit margin	**9.9%**	13.8%
EBITDA margin	**18.8%**	22.9%
Return on shareholders' funds	**6.7%**	7.7%
Interest cover	**124x**	383x

Comparative Returns



10
0
-10
-20
-30
-40
-50
SCMP Group Limited
Hang Seng Index
Jan 02
Feb 02
Apr 02
Jun 02
Aug 02
Oct 02
Dec 02

FINANCIAL HIGHLIGHTS (Calendar year basis)



Turnover
HK$'M
3,000
2,500
2,000
1,500
1,000
500
0
1,840.3
1,697.7
2,074.2
1,693.7
1,364.9
1998
1999
2000
2001
2002



EBITDA/EBITDA margin
HK$'M
%
33.8%
33.5%
37.2%
22.9%
18.8%
621.9
569.1
771.4
387.4
256.7
1998
1999
2000
2001
2002
EBITDA
EBITDA margin



Profit before and after tax
HK$'M
191.3
106.7
329.8
262.6
720.3
606.4
228.2
170.2
134.8
105.9
1998
1999
2000
2001
2002
Before tax
After tax



Basic EPS
HK Cents
6.1
15.1
34.8
9.6
6.0
1998
1999
2000
2001
2002



Shareholders' funds
HK$'M
2,566.9
2,542.0
2,527.4
2,150.1
1,537.2
1998
1999
2000
2001
2002



Return on shareholders' funds
%
4.1%
10.3%
23.9%
7.7%
6.7%
1998
1999
2000
2001
2002

Note: Calendar year basis is for 12-month period ended 31 December

SINCE 1903 100 YEARS IN HONG KONG South China Morning Post

GROUP STRUCTURE

As at 31 December 2002



SCMP Group Limited
Publishing
Ventures
Investments
Properties
Share Portfolio
Newspapers
Magazines & Books
Retail
Others

South China Morning Post
Sunday Morning Post
SCMP.com
strongnet.com
Bangkok Post

COSMOPOLITAN
CosmoGIRL!
HARPER'S BAZAAR
AUTOMOBILE
AUTOCAR (China)
CEI Asia Pacific
STUFF (China)
Chinese Books Publishing

Daily Stop
Health Plus
Dymocks

Video & Film Post-Production

Head Count: 1,293 Employees

As at 31 December 2002



53% Newspapers
26% Retail
8% Management & Corporate Services
8% Magazines & Other Publications
1% Internet
4% Video & Film Post-Production
42% Editorial
4% Circulation
19% Advertising
15% Production
8% Technology
12% Others

招職 Jiu Jik

Friday Issue 51 • 2003

South China Morning Post









Classified Plus

South China Morning Post

Property Post — Rent or buy, exercise your right of abode
Motors & Boats — On the move on wheels
Post Services Guide — Tax problems? Need domestic help?
Shopping Guide — Bargains or not, everything must go
Beauty & Fitness
Eating Out — For an after-working to eat out

Eating
Hotel food in homely environment
Xi Restaurant
See details, see Eating Out

Travel

Stressed out? Get your life in



The moc... refuges t...

Ca... rui...

ClassifiedPostone

South China Morning Post

HONG KONG

WWW.CLASSIFIEDPOST.COM

SATURDAY, MARCH 22, 2003

CHAIRMAN'S LETTER

Dear Shareholders,

I am pleased to bring you this report, which covers the financial results of SCMP Group for the year ended 31 December 2002.

The operating environment for our core businesses, namely newspapers and magazines publishing and retail, remained challenging throughout the year. Hong Kong's economy was sluggish, registering a weak 2.3% growth in 2002. Advertising volumes for both display advertising and recruitment classifieds continued to fall from previous year's levels, with unemployment at a record high.

The Group's revenues in 2002 was down some 19.4% compared with 12-month period ended 31 December 2001 both as result of lower advertising volumes as well as from disposal of the recreation and education businesses and suspension of the production operation of the entertainment business. Earnings per share, before the provision of a revaluation deficit in our investment property values, amounted to HK10.42 cents. Including the revaluation deficit, earnings per share was HK6.02 cents.

Cost control measures undertaken during the year (aided by lower newsprint prices) saw operating costs down 14.9% year-on-year. Regrettably, in carrying out these measures we were unable to avoid redundancies within the Group. Total headcount was down 17.6%, from 1,570 at the beginning of the year to 1,293 at the end of the year, although disposal of the kindergarten business accounted for part of the headcount loss.

Along with addressing our operating cost structure, Management continued to focus on manpower development and enhanced productivity at all levels. A new performance management system has been put in place to motivate and develop staff to their full potential. This will assist Management to better define how the Group's resources are best deployed and ensure greater accountability and improvement to the quality of our products and services. The recent redesigns and enhancements to the *South China Morning Post* and *Sunday Morning Post* partly reflect the changes that are taking place within the organisation.

With the weak economy, we witness a slight decline in our subscription sales from agents and newsstands during the year; the *South China Morning Post* continues to command an average of 96% market share of the English language newspaper readership in Hong Kong. Readership surveys carried out reinforced our leadership position in several categories amongst other leading Hong Kong newspapers. We are confident that circulation sales will recover as the economy improves.

In 2002, the Group organised two conferences in Hong Kong. The success of these two conferences confirms the market need for high quality conferences focused on Greater China issues. Management will continue to develop on this opportunity in 2003.

Most of our major capital expenditure items will complete by the end of 2003. The two new Geoman colour presses became fully operational in August 2002 and the additional colour capacity they provide has been well received by our advertisers. The new editorial publishing system commissioned in 2002 is being phased in and should complete by October 2003, allowing for greater flexibility in the management of editorial work process. New advertising and circulation management systems have been selected and are expected to be implemented by the end of 2003. With these new systems in place, Management will focus on making qualitative improvements to our core publications and further streamline operations.

Our Magazines division, which comprises four titles in Hong Kong and two in joint co-operation on the Mainland, continues to make steady progress, and remains profitable despite the weak advertising market in Hong Kong. Management will look for opportunities to expand on the Mainland in 2003.

In our retail business, we continue with the strategy to grow the *Daily Stop* chain of outlets, currently at 83 outlets in December of 2002 (compared with 72 a year ago) and aim to reach 98 by the end of 2003.

We have received in-principle approval from the Town Planning Board to change the land use of TV City to a principally residential development. Government has gazetted the rezoning, and we have submitted the revised master layout plan to comply with Government's latest requirements for approval by the Town Planning Board. As stated in the last Annual Report, we shall look to dispose of this and our other investment properties and listed share portfolio at the appropriate time.

In September 2002, the Company undertook a share repurchase exercise which reduced its issued capital by 10%. 173.4 million shares were repurchased (and cancelled) at a cost of HK$624.4 million by way of a general offer to all shareholders. In future, the Company will consider on-market share repurchases, subject to the Hong Kong regulatory framework, provided such repurchases enhance shareholder value by increasing earnings per share in future years.

Over the past 12 months, Management has strengthened the Group's core competencies whilst looking out for the right opportunities to expand its revenue sources and to dispose of its non-core businesses and assets. Several new product initiatives have been undertaken, and some progress has been made on the Mainland, through a co-operation agreement with a Shanghai based publisher for a recruitment publication in Shanghai. This collaboration widens the scope for our recruitment classifieds business with cross sale potential for advertisers with recruitment needs on the Mainland and Hong Kong. Management's focus in 2003 will be to develop and expand such opportunities.

On 6 November 2003, the *South China Morning Post* (the "*Post*") celebrates its Centenary. Throughout its 100 years, the *Post* has faithfully and accurately recorded and profiled the events, happenings and people that shaped Hong Kong to what it is today. I am confident that the commitment and dedication of all the staff at the Group will see the *Post* continuing to play its part in Hong Kong's development and growth. Hong Kong's future success will evolve as it continues to integrate within the Pearl River Delta in the 21st Century.

On behalf of the Board, I wish to acknowledge and thank our Management and staff for their discipline, dedication and hard work during these challenging times. The Board also records its deep appreciation of Mr Chye Kuok Khoon Ho who resigned as a Non-executive Director in December 2002.

Lastly, I wish to thank the Board members for their guidance and strong support throughout the year.

Kuok Khoon Ean
Chairman

Hong Kong, 24 March 2003

OPERATIONS REVIEW

NEWSPAPERS, MAGAZINES AND BOOKS

South China Morning Post Publishers Limited

The emphasis in 2002 was on improving the quality and presentation of our products as we approach our centenary year in 2003. This has meant great changes within our editorial team and the appointment of our Deputy Chairman, Thaddeus Thomas Beczak, as Publisher, as well as resources and infrastructure upgrades. As part of our efforts, we strengthened the opinion pages and consolidated the business sections into one. On 4 March 2003, we relaunched the *South China Morning Post* anchored on three sections to offer readers a sharper, focused read around key areas of interest. The Main news section provides integrated news coverage of Greater China and the world, together with informed analysis, opinions and commentaries on pressing issues. The Business section is devoted to companies and markets news while the City section covers news of local interest, as well as lifestyle, listings and sports. Reader and advertiser feedback to these changes, as well as the paper's cleaner, more modern design, has been highly encouraging, and will form a solid platform on which to drive future growth in circulation and readership.

Circulation and Readership

The average circulation of *South China Morning Post* and *Sunday Morning Post* declined in 2002 year-on-year, due to the continuing weak economy. Although hotel and airlines subscriptions have recovered from the aftermath of 11 September 2001, subscription sales from agents and newsstands have declined as Hong Kong faces record levels of redundancies and closure of small businesses and offices. However, we are confident that circulation sales will recover when the economy improves, in the same way circulation sales recovered after the Asian financial crisis in 1999.



Newspaper Circulation (audited)
120,000
100,000
80,000
60,000
40,000
20,000
0
110,155
114,028
104,406
104,484
Jan-Jun
Jul-Dec
2001
Jan-Jun
Jul-Dec
2002
Weekdays
100,000
80,000
60,000
40,000
20,000
0
92,353
89,204
90,868
81,719
Jan-Jun
Jul-Dec
2001
Jan-Jun
Jul-Dec
2002
Sunday

We maintained our leading market position in English language newspaper readership in Hong Kong with an average 96% market share in 2002 (source: ACNielsen RARD Report-year end). We set out below *South China Morning Post's* market share over the 10 year period, 1993 to 2002:



%
98
97
96
95
94
93
92
91
90
89
95%
93%
92%
94%
92%
92%
93%
97%
97%
96%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: ACNielsen RARD Report (year end)

South China Morning Post continues to rank first in several readership categories according to the ACNielsen Media Index (2002 Mid Year Report) which surveys the *South China Morning Post* and other leading Hong Kong newspapers as follows:

- the most effective newspaper in reaching the PME (professionals, management and executive) Group with the highest household income, reaching 57% of PME with monthly household income of HK$40,000+;
- the highest percentage (76%) of male readers (aged 20+) who are PME, trader or proprietor;
- the highest percentage (72%) of female readers who travelled in the last 12 months;
- the highest number of readers who travelled six times or more in a year;
- the largest number of readers who visited shopping centers, consumed wine and purchased insurance;
- the highest percentage of readers who had bought or own personal computer; and
- the largest number of readers who spent more than HK$400 at Park N'Shop supermarket.

These findings were reinforced in a survey of our own readers conducted by ACNielsen in October and November 2002. The key findings (based on a sample size of 2000) were as follows:

- Demographics: Our readers are the elite in their profession, senior executives or top professionals in a wide range of industries; 39% are postgraduate or 49% university degree holders; 72% are married; 58% are of Chinese or Asian origin; 55% have an annual household income of HK$1 million and above; and 47% earn over HK$50,000 per month.
- Lifestyle, spending and investment: Our readers enjoy a high quality lifestyle, own luxury items and consumer electronics; over 60% invest in shares and foreign currencies; 45% own overseas property and 37% own Hong Kong property; are frequent travelers staying an average of 19 nights abroad a year; 69% make an average of four business trips a year; 66% make an average three leisure trips a year; almost 50% stay in five-star hotels for leisure; and 65% live in accommodations of over 1000 square feet.
- Attitude towards life: Our readers are goal-driven, confident, independent and see "change" as a constant in life and are able to adapt to it.

We took our first steps into conference management in 2002 with two conferences: "*The Pearl River Delta: Forging A New Force*" and "*Corporate Governance in Hong Kong and China: No Time for Complacency*". The success of these two conferences confirms the demand for high quality conferences focused on Greater China. Besides strengthening the *South China Morning Post* brand and its leadership positioning, these conferences capitalise on the *South China Morning Post's* unique ability to bring together opinion leaders across all industries and create a forum that encourages idea generation.

Capital Expenditures

The major capital expenditure programme started some two years ago is close to completion, with:

- the HK$60 million investment in two Geoman colour presses, which came into full operation in August 2002, giving us production flexibility and more colour capacity, which in turn allow our sales team to offer more creative ad formats to advertisers. This is already reflected in new creative ad campaigns in the newspaper, as well as more colour ad campaigns in *Classified Post*, *Jiu Jik* and *Classified Plus*. Enhanced printing and colour capacity will give us significant leverage and revenue potential when the advertising market improves;
- the new editorial publishing system is in the final stages of implementation and staff training is in progress. This is a HK$27 million investment in the latest newsroom technology, replacing the 15-year old J11 system. The Education section was migrated to the new system in early March 2003, to be followed by the Main section, City and Business, with a complete rollout expected by October. As more users move over to the new system, the Editorial Division will benefit from faster, more efficient news production, enhanced design capabilities and tighter communication with remote bureaus;
- the HK$20 million investment in advertising and circulation management systems, which will streamline operations and enhance sales functions, have been commissioned and are expected to be completed at the end of the year; and
- near completion of the digitisation of 150,000 selected images from our archives, to add to the existing inventory of 130,000 images. *Photo.scmp.com* was launched in December 2002 with a current inventory of 160,000 images for online purchase.

With the near completion of these investments to strengthen our core business and the disciplined cost controls measures put in place in the last two years, the company is in a strong position to maximise revenue potential and profitability when market conditions improve.

Advertising
The weak Hong Kong and global economy continued into 2002 compounded by the highly volatile political situation in the Middle East. As a result, our revenues have come under extreme pressure as companies reduce costs and expenses, especially in marketing and advertising areas, and the volatile and weak stock markets continue to restrict corporate and fund raising activities. Recruitment advertising is severely affected by the high unemployment rate in Hong Kong. In view of the difficult business environment, our advertising teams have reinforced their sales and marketing efforts to maintain and grow the client base.

Display Advertising: Advertising activities continued to shrink across several sectors including fashion, retail, finance/investment products and airlines, all of which are major advertising categories in the paper. The weak market sentiments amongst advertisers and the soft retail market had driven most advertisers to cut back on their advertising spend. To maintain our premium pricing strategy, we introduced value added packages using creative bundling of our various products. We also restructured the advertising rates of some sections to make them more attractive to new advertisers. We published more China-related special reports during the year resulting in a slight growth of ad spend from our Mainland advertisers. Efforts to expand our Mainland customer base in the coming year will continue.

Classified Advertising: The year saw a downturn in recruitment activity for the second year running. Although classified advertising was more stable this year compared to 2001, business conditions remained challenging as some companies continued to freeze or reduce headcount and other companies that continue to hire saw their advertising budgets cut.

In the face of a prolonged advertising recession, we focused on strategic initiatives that position our products well when the economy recovers. We also entered into exclusive advertising contracts with several advertisers. *Classified Post* started carrying editorial sections every Saturday to draw readership. Limited copies of *Classified Post* targeted at jobseekers that are not subscribers of the newspaper are now sold every Saturday in over 500 newsstands and convenience stores.

In March 2002, we won the exclusive rights to distribute a recruitment magazine in MTR stations, gaining access to a large pool of office and service staff as well as professionals comprising the MTR's passenger base. Starting in July, *Jiu Jik* is distributed in MTR stations every Tuesday and Friday. The change in *Jiu Jik's* distribution channel from retail outlets to MTR stations was well received by advertisers and enabled *Jiu Jik* to gain market share in a relatively short period.

In November, *Classified Plus*, a new classified section every Friday, was introduced to diversify the classified advertising base and reduce reliance on recruitment advertising.

We also commissioned ACNielsen to conduct readership surveys for *Classified Post* and *Jiu Jik*. *Classified Post's* strength clearly comes from its readership, of which 57% are professionals, managers and executives and 12% hold senior management positions. The survey shows a remarkable 82% of *Classified Post* readers responded to positions advertised; and because *Classified Post* readers are better educated, bilingual and motivated to change or find jobs, 66% of those who applied for jobs received offers.

Jiu Jik is building up a strong and loyal readership since its launch in the MTR in July. 66% read every issue or almost every issue and 72% pass on their copy to others. *Jiu Jik* readers are career-minded and are keen to upgrade themselves with further education.

SCMP.com
SCMP.com launched its paid subscription model on 19 February 2002. The move to the subscription-based model has been positive with the web site currently attracting some 17,000 paid subscribers. Renewal rates in the first month of 2003 had been encouraging. Operating losses had been reduced significantly and as a result, we expect the web site to become breakeven by end of 2003.

SCMP Hearst Publications Limited
Our joint venture company with the Hearst Magazines International publishes the Chinese editions of *COSMOPOLITAN*, *HARPER'S BAZAAR* and *CosmoGIRL!* for the Hong Kong market.

COSMOPOLITAN reported strong results, reflecting the strength of the title in a weak market environment where advertisers tend to stay with the market leader. *HARPER'S BAZAAR*, which operates in a more volatile upscale fashion market, saw profits decline as luxury brands reduced advertising dollars significantly.

The year has been a challenging one for the newly launched title *CosmoGIRL!*. Advertising revenue remains weak, although circulation has gradually increased to a level where the title is building good position in the teens magazine market. We will continue to invest in the title to develop its full potential.

SCMP Haymarket Publishing Ltd.
The titles published by the joint venture company during the year were *AUTOMOBILE*, *Amoeba*, and the business title, *CEI Asia Pacific*. Through a co-operation and licensing arrangement with a Shanghai based publisher, the company also publishes the Chinese editions of *AUTOCAR* and *STUFF*, two titles from the Haymarket portfolio.

AUTOMOBILE continues to win market recognition with the highest audited circulation amongst the car titles in Hong Kong. The company suspended the publication of *Amoeba* in May 2002 in view of a significant drop in advertising revenue and increasing losses incurred.

SCMP Book Publishing Limited
Demand in the market continues to be weak and competition is extremely keen, although the books published under "*Book One*", targeting the younger market, performed well. On average, two to three new titles were listed on the monthly top 10 or 20 bestsellers list of major bookstores in 2002. The company expanded its activities to include one-off projects, such as sponsored books, e.g. "Imperial Bird's Nest Recipes", commissioned premiums such as "Yau Tin Yuen's Fortune Guide" and non-book publications like "Twins 2003 Calendar".

The Post Publishing Public Company Limited
The Group has a 20.3% interest in The Post Publishing Public Company Limited, the publisher of the *Bangkok Post*. For the year ended 31 December 2002, the company reported revenues of Baht 1,036 million and a net profit of Baht 104 million (2001: Baht 969 million and Baht 96 million, respectively).

RETAIL

SCMP Retailing (HK) Limited
SCMP Retailing operates a chain of 83 *Daily Stop* outlets and 18 *Health Plus* shops, which are strategically located in the MTR and KCR stations, major shopping malls and housing estates.

The *Daily Stop* operations recorded higher sales in 2002, but profits declined slightly primarily due to keen price competition and higher rent at several MTR outlets. Although financial performance was slightly weaker than last year, overall operation efficiency has improved. During the year, 16 *Daily Stop* outlets were opened and 5 were closed. We target to open another 15 outlets in 2003.

Health Plus continues to operate in a difficult and highly competitive market. Nine unprofitable shops were closed during the year as their leases expired, reducing the number of shops to 18 from 27 a year ago.

Dymocks Joint Venture
The Group has a 45% interest in a joint venture with Dymocks Franchise Systems (NSW) Pty Ltd of Australia. The joint venture's principal business is to franchise the Dymocks Bookstore chain in Hong Kong. The company has franchised five stores.

OTHER BUSINESS

Video-Film Productions Limited
The corporate videos and documentary tape businesses were severely affected by the economic downturn. As a result, focus had been shifted to the video transfer business for clients such as Walt Disney, Warner Brothers and Universal Pictures. In addition, the company was successful in securing from Celestial Movie Channel the business for dubbing transfer of 100 titles from the old Shaw Brothers' film library.

CORPORATE AFFAIRS

Our People
The Group places strong reliance on the commitment, talent and industry of its employees to achieve its objectives. In 2002, we worked with line managers to implement a new performance management system for all staff to measure and reward performance. Through the new system, employees are appraised of their performance on a regular basis against the objectives and competencies specific to their roles and responsibilities. The system demonstrates the Group's firm belief in rewarding and developing employees based on work performance.

Share options provide compensation tied to long-term corporate performance and maximise shareholder value in the longer term. During the year, no share option was granted by the Board. As at 31 December 2002, share options have been granted to 113 employees to subscribe for a total of 10,108,500 ordinary shares of the Company. We expect that past and future awards will provide an important element of incentive compensation for staff.

South China Morning Post offers a cadetship programme for graduates from local universities who aspire to become journalists. In 2002, we substantially increased the number of cadets and modified the content of the training in order to derive maximum benefits from the programme.

As we move towards a more knowledge and technology-based operation, the drive to enhance employee capabilities, to cultivate multi-tasking and improve competencies has become one of the Group's key human resources initiatives.

Community Services

Donations

During the year, the Group made charitable donations amounting to HK$114,968.

Reader Pledges

In 2002, the *South China Morning Post* received the following donations from its readers:

(a) two containers of medical supplies, clothing, bedding, educational material, toys and a whole range of other items for charitable organisations in East Timor; and

(b) emergency relief contributions to provide food, housing and medical supplies for people made homeless by devastating floods on the Mainland.

Braille Post

Improving technology has now provided more than 5,000 members of the Hong Kong Society for the Blind with access to the electronic version of *Braille Post*, one of the world's first daily newspapers for the blind, providing the visually impaired access to in-depth news coverage and information. Since the first edition in August 1990, *Braille Post* has developed from a paper featuring 15 stories to one with more than 100 braille general pages comprising more than 50 stories. Another 150 pages provide business stories, stocks and foreign exchange prices. In November 1997, the *South China Morning Post* became the first newspaper to offer daily braille editions through the Internet as part of its long association with the Hong Kong Society for the Blind.

Corporate Calendar 2002

February 2002: SCMP.com launches online subscription model

SCMP.com launched its paid subscription model, charging users for access to its online news content. The new subscription-based service, branded *SCMP.com Premium View*, offers enhanced news and features. Subscribers enjoy full online access to the editorial content of the print edition, regular online updates throughout the day, daily e-newsletters, special reports and archives. An annual subscription costs HK$249 (US$32) with 10 complimentary articles from the archives. Residents of Hong Kong buying a one-year newspaper subscription directly from the *South China Morning Post* automatically receive online access to *SCMP.com* as part of the subscription package.

February 2002: Fund Manager of the Year Awards

The South China Morning Post Fund Manager of the Year Awards acknowledges the top performing funds and their respective fund managers, covering different global markets and all asset classes. Now in its 11th year, the awards have become the fund industry's most prestigious and coveted performance recognition benchmark. To mark the event, the *South China Morning Post* published an annual special report on the industry featuring all the winners, details of their performances and profiles of the fund management companies and their executives.

July 2002: Jiu Jik distributes in MTR

Jiu Jik launches in a blaze of publicity for exclusive distribution in MTR stations throughout Hong Kong. An integrated marketing campaign incorporating television, radio, outdoor and print advertising, and a lucky draw for 50 one-year MTR passes, is implemented to drive pick-up and achieve top-of-mind awareness. A press conference jointly organised by the Company and the MTR Corporation was held in a foyer of the Hong Kong MTR station and was well attended by local media and television stations. Other promotion activities continued throughout the year to ensure the success of this new partnership with the MTR.

July 2002: SCMP's first conference
Our first conference, titled "Pearl River Delta – Forging a New Force", was co-organised with the Hong Kong General Chamber of Commerce. The one and a half day conference featured 20 distinguished speakers from Hong Kong and China and attracted over 450 participants. The Hon. Tung Chee-hwa, Chief Executive of HKSAR officiated at the event. In conjunction with the event, the *South China Morning Post* published a special print and online report.

July 2002: SCMP Teachers' Seminar for secondary schools
Since 1998, *South China Morning Post* has been holding an annual education forum for secondary English teachers to promote NIE (Newspaper in Education) teaching. The Group continues to initiate projects to help cultivate newspaper-reading habits among youth. This annual function is well received by English teachers in secondary schools. A total of 298 teachers from 151 schools attended the seminar.

August 2002: Young Post hosts first pop concert
Young Post organised its first mini pop concert, Pure Sound, for its readers. The event featured a number of top local pop acts including former *South China Morning Post* Sportsperson of the Year and pop idol Alex Fong Lik-sun. Held at the Hong Kong International Trade and Exhibition Centre, it attracted more than 350 *Young Post* readers. *Young Post,* set up 16 years ago, continues to promote a light, modern and fun approach to English learning.

August 2002: SCMP/Henley MBA Awards
Classified Post and Henley Management College selected two recipients of the SCMP/Henley MBA Awards. The awards, now in its ninth year provide *Classified Post* readers an opportunity for post-graduate studies to enhance future career opportunities and advancement. The awards cover tuition, course materials and workshop fees for the distance-learning MBA programme. Through this scholarship scheme, *South China Morning Post* hopes to contribute to the development of Hong Kong's executives and managers who may become future leaders.

October 2002: HARPER's BAZAAR's 14th Anniversary
In celebration of its 14th Anniversary, the magazine presented the first ever "*HARPER'S BAZAAR* Fashion Awards 2002". A cocktail reception was held at the Island Shangri-la Hotel to celebrate the magazine's birthday as well as to present the awards to the winners.

November 2002: SCMP Group unveils new corporate identity
The SCMP Group and its subsidiaries created a new corporate look and identity to better represent the Group and to consolidate the goodwill embodied in the many well-known brand names and businesses into a valuable asset and help build brand recognition and loyalty. The Group's stationery, advertising, merchandising, outdoor livery and business cards were redesigned. Some of the brand identities including *Jiu Jik, Classified Post* and *SCMP.com* were modified to bring them in line with the new identity. A corporate identity manual was created to guide all the businesses and their suppliers through the new system.

November 2002 : RTHK/SCMP Short Story Competition
This annual competition organised and judged jointly by Radio Television Hong Kong and *South China Morning Post* is now in its 17th year. The competition aims to promote English language writing skills in Hong Kong. Entries were received from a large pool of local literary talents. Winners were selected in two categories: Senior for 18 years or above, and Junior for 12 to 17 year olds. Winning stories were published in the *South China Morning Post* and *SCMP.com* and live interviews with the winners were aired on RTHK.

November 2002: SCMP hosts Corporate Governance Conference
The *South China Morning Post* and Hong Kong Exchanges and Clearing Limited jointly host a major conference on Corporate Governance bringing together leading political and business figures to discuss this vital issue. Mr. Frederick Ma Si Hang, Secretary for Financial Services and the Treasury gave the keynote address. To mark the event, the *South China Morning Post* published a special print and online report.

November 2002: Daily Stop's 80th branch opening
A series of consumer promotions were launched in November 2002 to celebrate the opening of *Daily Stop's* 80th branch. Over 100,000 Scratch & Win Game Cards were distributed to customers for lucky draw.

November 2002: Health Plus' 10th Anniversary
Marketing promotions offering storewide discounts were launched to celebrate the occasion.

November 2002: IHRM Annual Conference

Classified Post sponsored the Conference to reinforce its market leadership in recruitment advertising. The Conference provided an ideal platform to directly market to and network with over 1,000 delegates and visitors during the two-day conference period.

November 2002: China STAFF Human Resources Awards

Classified Post sponsored the Awards which recognised leading human resources professionals and consultants from Hong Kong and China.

December 2002: DHL/South China Morning Post Hong Kong Business Awards

Since its inception in 1990, the DHL/SCMP Hong Kong Business Awards, Hong Kong's most prestigious business awards, have recognised outstanding contributions to the development of the SAR's reputation as Asia's leading financial and business centre. Six awards are presented - Businessman of the Year, Executive Award, Owner-Operator Award, International Award, Enterprise Award, and Young Entrepreneur Award. Notable past winners of the Businessman of the Year include Li Ka Shing, Gordon Wu, William Purves, Cheng Yu Tung, Lee Quo Wei, Victor Fung, Peter Sutch, Dickson Poon, Allan Wong, Richard Li, Patrick Wang, Vincent Lo and Michael Ying.

December 2002 : SCMP Wine Club

The *South China Morning Post* launched a Wine Club inviting eight wine professionals and writers who conducted a blind tasting of 28 wines and recommended their 12 favourites. Both print and online readers were able to purchase the recommended wines at heavily discounted prices exclusively through *South China Morning Post.* Over 1,000 bottles of wine were sold during the one-month promotion.

December 2002 : SCMP Car of the Year Awards 2002

The *South China Morning Post* held its first Car of the Year Awards. A panel of eight judges selected winners in nine categories. Winning marques included Ferrari, Renault, BMW, Mercedes Benz, Acura, Honda and Rolls-Royce.

December 2002: Operation Santa Claus

Every December, individuals, community groups and corporations rally to lend their support to Operation Santa Claus to raise funds for a selected local children or youth charity. Since RTHK and *South China Morning Post* teamed up in 1987 to start Operation Santa Claus, it has raised more than HK$53 million for charities in Hong Kong and the Mainland, benefiting causes ranging from an orphanage fund to burns victims. In 2002, Operation Santa Claus raised over HK$3.2 million for the Pathways Foundation which is dedicated to helping children with specific learning disabilities.


AUTOCAR 轿车情报
2003年3月刊 ¥12
国产SUV
初露端倪 渐受瞩目
○速跑 ○开拓者 ○大切诺基






COSMOPOLITAN
朱茵 我嬌小但好強
A Healthy New You
告別肥伴指南
Hottest Hair Trend
擋不住型髮風潮
美髮蒲點新推介
2003
Spring/Summer
Fashion Report
春夏時裝潮流大特集
Forum
愛上好姊妹的男友，怎辦？
Cosmo Man
鄭中基

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHT

To facilitate better understanding of the Group's performance, the comparison presented below covered 12-month period ended 31 December 2002 and 2001.

- **Total turnover: HK$1,364.9 million**
- **Net profit attributable to shareholders: HK$102.5 million**
- **Net profit before revaluation deficit: HK$177.5 million**
- **Earnings per share: HK6.02 cents**
- **Earnings per share before revaluation deficit: HK10.42 cents**
- **EBITDA: HK$256.7 million**
- **EBITDA margin: 18.8%**

The Group's consolidated operating results for the year ended 31 December 2002 and 2001 were as follows:

	For the year ended 31 December		
		(Restated)	%
(HK$ million, except per share amounts)	**2002**	**2001**	**change**
Turnover	**1,364.9**	1,693.7	(19.4)
Operating cost before depreciation and amortisation	**1,108.2**	1,306.3	(15.2)
EBITDA	**256.7**	387.4	(33.7)
Depreciation and amortisation	**79.0**	88.1	(10.3)
Finance cost	**1.1**	0.6	83.3
Gain on disposal of long-term investment shares	**-**	22.8	(100.0)
Gain on disposal of businesses	**25.1**	-	100.0
Provision for asset impairment	**-**	72.5	(100.0)
Revaluation deficit	**75.0**	40.7	84.3
Other revenue	**8.8**	25.3	(65.2)
Operating profit	**135.5**	233.6	(42.0)
Net profit attributable to shareholders	**102.5**	165.7	(38.1)
Earnings per share (HK cents)			
Basic	**6.02**	9.55	(37.0)
Diluted	**N/A**	9.55	N/A

For the year ended 31 December 2002, the Group's turnover and profit attributable to shareholders amounted to HK$1,364.9 million (2001: HK$1,693.7 million) and HK$102.5 million (2001: HK$165.7 million), respectively. Earnings per share was HK6.02 cents (2001: HK9.55 cents), calculated based on the weighted average of 1,704,448,053 shares in issue during the year (2001: 1,734,160,257 shares). The Company bought back (and cancelled) 173,438,400 shares in October 2002, and the number of shares in issue as at 31 December 2002 were 1,560,945,596 shares.

The reported earnings of HK$102.5 million included a gain of HK$25.1 million from disposal of certain businesses and a provision of HK$75 million for deficit in revaluation of the investment properties. Excluding the investment properties revaluation deficit, the Group would report a net profit of HK$177.5 million, or an earnings per share of HK10.42 cents.

The Group's total revenue in 2002 was down 19.4% from the previous year, primarily due to the downturn in advertising revenue from the newspaper business and disposal of certain businesses. The entertainment, recreation and education businesses were substantially ceased or disposed of in 2001 and early 2002; these operations accounted for HK$155.5 million of the Group's turnover in 2001, compared with HK$15.3 million in 2002. Excluding the turnover from the entertainment, recreation and education businesses, the Group's turnover in 2002 was down 12.3% from the previous year.

Operating Costs and Expenses

HK$ million	For the year ended 31 December 2002	(Restated) 2001	% change
Staff costs	**417.2**	477.7	(12.7)
Cost of production materials and sales	**427.6**	499.0	(14.3)
Rental and utilities	**98.0**	143.3	(31.6)
Advertising and promotion	**31.4**	37.2	(15.6)
Other operating expenses	**134.0**	149.1	(10.1)
Operating cost before depreciation and amortisation	**1,108.2**	1,306.3	(15.2)
Depreciation and amortisation	**79.0**	88.1	(10.3)
Total operating costs and expenses	**1,187.2**	1,394.4	(14.9)

Total operating costs were down by 14.9%. Staff costs decreased by 12.7% following from headcount reductions undertaken during the year. Total headcount of the Group in December 2002 was 1,293, down from 1,570 in December 2001 due to disposal and suspension of certain businesses and magazine titles, and overall reduction of headcount. Cost of production materials and sales was down 14.3% primarily due to lower newsprint prices and usage. The average cost of newsprint for production decreased by 26.4% to HK$3,853 (US$494) per ton. Rental and utilities decreased by 31.6% due to disposal of recreation club and education businesses and the closure of nine *Health Plus* stores, though this was partially offset by net increase of 11 *Daily Stop* outlets. Advertising and promotion and other operating expenses decreased by 15.6% and 10.1%, respectively, due to various cost cutting measures, though offset by an increase in distribution costs related to *Jiu Jik* being distributed in the MTR network from July 2002.

Contribution by Business Segment

The Group's core business of newspapers, magazines and other publications continued to generate the majority of the Group's turnover, EBITDA and operating profit.

HK$ million	Contribution to Turnover For the year ended 31 December 2002	2001	% change
Newspapers, magazines and other publications	**831.8**	1,014.1	(18.0)
Retailing	**418.6**	414.5	1.0
Investment properties	**79.7**	77.3	3.1
Video and film post-production	**19.5**	32.3	(39.6)
Entertainment, recreation and education services	**15.3**	155.5	(90.2)
Total	**1,364.9**	1,693.7	(19.4)

HK$ million	Contribution to EBITDA For the year ended 31 December 2002	(Restated) 2001	% change	Contribution to Operating Profit For the year ended 31 December 2002	(Restated) 2001	% change
Newspapers, magazines and other publications	**176.1**	283.8	(37.9)	109.8	192.6	(43.0)
Retailing	**1.3**	3.1	(58.1)	(1.6)	(0.4)	300.0
Investment properties	**76.4**	71.5	6.9	17.2	25.4	(32.3)
Video and film post-production	**(0.5)**	5.0	(110.0)	(3.8)	2.1	(281.0)
Entertainment, recreation and education services	**3.4**	24.0	(85.8)	13.9	13.9	-
Total	**256.7**	387.4	(33.7)	135.5	233.6	(42.0)

Newspapers, magazines and other publications

HK$ million	For the year ended 31 December 2002	(Restated) 2001	% change
Turnover			
Newspapers	**742.0**	925.4	(19.8)
Magazines and others	**89.8**	88.7	1.2
Total turnover	**831.8**	1,014.1	(18.0)
EBITDA	**176.1**	283.8	(37.9)
Operating profit	**109.8**	192.6	(43.0)

For the year ended 31 December 2002, this division recorded revenues of HK$831.8 million, a decrease of 18%. Revenues have come under extreme pressure in these times as companies continue to reduce costs and expenses, especially in marketing and advertising areas, and the volatile and weak stock markets continue to restrict corporate and fund raising activities. Recruitment advertising is still being severely affected by the high unemployment rate in Hong Kong.

Display advertising revenue in the newspapers decreased by 9.7%, average yield also decreased slightly offset by the increase in average volume. Advertising revenue in *Classified Post* declined 35.9%, average volume was down by some 28.6% and average yield also decreased.

The average circulation of *South China Morning Post* and *Sunday Morning Post* recorded a decline in 2002 year-on-year. Circulation for January – June 2002 of the *South China Morning Post* was 104,406 copies (January – June 2001: 110,155), and for the *Sunday Morning Post* was 90,868 copies (January – June 2001: 92,353), Circulation for July – December 2002 for the *South China Morning Post* was 104,484 copies (July – December 2001: 114,028) and for the *Sunday Morning Post* was 81,719 copies (July – December 2001: 89,204). The continuing weak economy has impacted circulation sales. Hotel and airlines subscriptions have recovered since the tragic events of 11 September 2001, but subscription sales from agents and newsstands have declined as Hong Kong is faced with record level of redundancies and closure of small businesses and offices. We are confident, however, that circulation sales will recover when the economy improves, as we have seen similar decline during the Asian financial crisis and subsequent recovery thereafter.

Revenues from magazines and other publications for the year ended 31 December 2002 remained stable. The operating profit was lower due to losses incurred by *CosmoGIRL!*, which was launched in September 2001.

Retailing

HK$ million	For the year ended 31 December 2002	2001	% change
Turnover	**418.6**	414.5	1.0
EBITDA	**1.3**	3.1	(58.1)
Operating loss	**(1.6)**	(0.4)	300.0

This division recorded revenues of HK$418.6 million, an increase of 1% year-on-year. The operating loss of HK$1.6 million was due to losses incurred in the *Health Plus* business, the *Daily Stop* operations are profitable. During the year, nine unprofitable *Health Plus* shops were closed and as at the end of 2002, 18 shops were in operation. As at the end of 2002, there were 83 *Daily Stop* outlets compared with 72 in December 2001.

Investment properties

HK$ million	For the year ended 31 December 2002	2001	% change
Turnover	**79.7**	77.3	3.1
EBITDA	**76.4**	71.5	6.9
Operating profit	**17.2**	25.4	(32.3)

Rental income and EBITDA from the Group's investment properties increased due to new leases in 2002, though slightly offset by a lease expiry. Operating profit of HK$17.2 million was after adjusting for (i) a receipt of HK$15.9 million from an investment written off in prior years; and (ii) a provision of HK$75 million for diminution in value of the investment properties. HK$65 million of the provision relates to the TV City property. This property is currently leased to TVB as film studios at HK$70.6 million per annum, and the lease will expire in December 2003. The professional property valuers had valued the property on existing use basis as at 31 December 2002.

The Company has received an in-principle approval from the Town Planning Board to change the land use of TV City to a "Comprehensive Development Area (2)", thus permitting a development involving principally uses for residential purposes. The Draft Clear Water Bay Peninsula North Development Permission Area Plan (the "Plan"), which indicates the zoning of the land upon which the TV City is situated, was gazetted on 22 March 2002, and was opened to public objections for a period until 22 May 2002; following which the objections have been considered by the Town Planning Board. The Plan, together with the un-withdrawn objections, has been submitted to the Chief Executive in Council for approval. In the meantime, the Company has revised the master layout plan to comply with Government's latest requirements and has submitted it to the Town Planning Board for approval, to be followed by, inter alia, submission of an application and the subsequent execution of a Land Exchange, which includes the assessment and negotiation of land premium. Based on the advice of consultants, the process is likely to take some 18 months.

Video and film post-production

HK$ million	For the year ended 31 December 2002	2001	% change
Turnover	**19.5**	32.3	(39.6)
EBITDA	**(0.5)**	5.0	(110.0)
Operating (loss) / profit	**(3.8)**	2.1	(281.0)

This division recorded revenue of HK$19.5 million with an operating loss of HK$3.8 million. The poor performance was mainly due to reduction in documentary tape income.

Entertainment, recreation and education services

HK$ million	For the year ended 31 December 2002	2001	% change
Turnover	**15.3**	155.5	(90.2)
EBITDA	**3.4**	24.0	(85.8)
Operating profit	**13.9**	13.9	-

The operations of this division had substantially ceased with the disposal of the recreation club and education businesses and suspension of the production operation of the entertainment business. The operating profit of the education business included a gain of HK$11.2 million resulting from the disposal of the business in March 2002.

Capital Expenditure

Total capital expenditure for the year ended 31 December 2002 amounted to HK$61.7 million, of which HK$12.1 million was spent on replacement items and HK$49.6 million on new capital items. Of the new capital items, HK$23.7 million was spent on partial payment for the editorial and Oracle financial systems and HK$23.6 million on final payment for the two Geoman colour presses. The remaining new capital expenditures represented investment in new *Daily Stop* outlets and computer hardware and software.

For the coming year, the Group has approved capital expenditure of approximately HK$79 million, of which HK$64.1 million is allocated for (i) replacement of the editorial, advertising and circulation systems, (ii) 15 new *Daily Stop* outlets, (iii) video-film production equipment, and (iv) computers and technology related equipment and software. The balance of HK$14.9 million is allocated for replacement items.

Liquidity and Capital Resources

Net cash provided by operating activities was HK$255.9 million for the year ended 31 December 2002, compared with net inflow of HK$587.7 million in the 18-month period ended 31 December 2001. Cash was used primarily for payment of dividends, taxation and capital expenditures.

Net cash outflow from financing activities was HK$384.8 million for the year ended 31 December 2002, compared with net outflow of HK$830.7 million in the 18-month period ended 31 December 2001. During the year, the Company repurchased a total of 173,438,400 shares. The total consideration was approximately HK$629.4 million (including expenses) and was funded by internal cash and HK$310 million in bank borrowing.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditure.

As at 31 December 2002, the Group had bank borrowing of HK$310 million. The bank borrowing is a Hong Kong Dollar unsecured term loan repayable within 3 years and has floating interest rate. The Group has no significant exposure to foreign exchange fluctuations.

The ratio of current assets to current liabilities was 2.07 times as at 31 December 2002 compared to 2.95 times as at 31 December 2001. As at 31 December 2002, the gearing ratio of the Group was 11.1 % (2001: nil) calculated by dividing the total borrowings of HK$310 million (2001: nil) net of available cash of HK$139 million by shareholders' funds of HK$1,537.2 million.

Defined benefit plan's assets

The Group has adopted a new accounting standard, HKSSAP34 "Employee Benefits" in 2002. This standard requires the Group to recognise the surplus on its defined benefit plan as assets in its balance sheet and charge the cost of providing the defined benefit plan benefits to profit and loss accounts systematically. The defined benefit plan's assets recognised as at 31 December 2002 was HK$37.9 million (2001:HK$42.4 million) and the cost of providing the defined benefit plan benefits for the year ended 31 December 2002 was HK$4.5 million (2001: HK$2.7million).

DIRECTORS AND SENIOR MANAGEMENT

Non-executive Directors

Mr. Roberto V. Ongpin, aged 66, joined the Board in October 1993 and was appointed Deputy Chairman in the same year. He is Chairman of PhilWeb Corporation and ISM Communications Corporation, both listed companies in the Philippines. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard Business School and is a Certified Public Accountant.

Mr. Ronald J. Arculli, JP, aged 64, an Independent Director, joined the Board in June 1996. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is Chairman and a Steward of The Hong Kong Jockey Club. Mr. Arculli is also a director of several listed companies in Hong Kong.

Tan Sri Dr. Khoo Kay Peng, aged 64, joined the Board in June 1994. He is the Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus & Regal Hotels plc, UK, MUI Hong Kong Ltd. and a director of The Bank of East Asia, Limited, Hong Kong. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad and a trustee of the National Welfare Foundation. He is currently a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia, USA. Tan Sri Dr. Khoo is also a board member of Northwest College, Seattle, USA as well as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council.

Mr. Peter Lee Ting Chang, JP, aged 49, an Independent Director, joined the Board in August 1998. He is Chairman and Managing Director of Hysan Development Company Limited and a director of Cathay Pacific Airways Limited, Hang Seng Bank Limited as well as a number of other companies in Hong Kong and overseas. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. David Li Kwok Po, GBS, OBE, JP, aged 63, an Independent Director, joined the Board in April 1990. Dr. Li is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. He has served as an elected member of the Legislative Council, representing the Finance Constituency. Dr. Li is Chairman of The Chinese Banks Association, a member of the Hong Kong Banking Advisory Committee, and a member of the Executive Committee of The Hong Kong Association of Banks, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee.

Executive Directors

Mr. Kuok Khoon Ean, aged 47, joined the Board in October 1993 and was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of several other public companies in Hong Kong, Singapore and Malaysia. Mr. Kuok is a graduate in Economics from Nottingham University, UK.

Mr. Thaddeus Thomas Beczak, aged 52, joined the Board in May 1999 and was appointed Deputy Chairman in the same year. Mr. Beczak assumed the role of Publisher of *South China Morning Post* in August 2002. He is an Executive Director of Kerry Holdings Limited, a shareholder of the Company, Shangri-La Asia Limited and The Post Publishing Public Company Limited in Bangkok, Thailand. He is also a director of Kerry Properties Limited and Kerry Technology Limited. Mr. Beczak held various senior management positions at J.P. Morgan prior to joining the Kuok Group in 1997 and was the former Chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited. He is a member of the Advisory Committee for the Securities and Futures Commission. Mr. Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A.). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Senior Management

Ms. Chai Way Cheng is Finance Director of the Group. Ms. Chai was formerly a Director at Merrill Lynch (Asia Pacific) Limited where she was responsible for merger and acquisition activities for North Asia. Prior to that, she was a Director at Schroders Asia Limited, responsible for corporate finance activities, and earlier had worked for investment banks in Malaysia and Touche Ross (in London), where she qualified as a Chartered Accountant. Ms. Chai graduated from Sheffield University in the UK and is an associate of the Institute of Chartered Accountants in England and Wales.

Ms. Nancy Valiente assumed the role of Associate Publisher, Classified Advertising, South China Morning Post Publishers Limited in August 2002. Ms. Valiente was formerly a Vice President at Merrill Lynch (Asia Pacific) Limited where she was responsible for corporate finance activities for Asian clients. Ms. Valiente has an MBA from The Wharton School, University of Pennsylvania.

Ms. Pandora Ip assumed the role of Associate Publisher, Display Advertising, South China Morning Post Publishers Limited in August 2002. Ms. Ip is a media expert with more than 15 years of experience in the advertising industry. She was formerly the Executive Media Director and General Manager of Grey Advertising, one of the top 10 advertising agencies in the world, responsible for their media business expansion in Hong Kong and China. She has served as Chairman of the Media Committee of the 4As and has been the driving force behind various media industry disciplines.

Mr. Kuok Koon Seng is Director of the Group's Magazine Division. Prior to joining the Group in 1996, he was a senior executive with the Kuok Group, and was an Executive Director of Television Broadcasts Limited in 1990 and 1991. Mr. Kuok graduated from Australia National University with a degree in Economics.

Mr. Chan Wai Ming, Steve joined in July 2001 as Director of SCMP Retailing (HK) Limited responsible for the retailing business of *Daily Stop* chain and *Health Plus* chain and Highlight Trading (HK) Limited. Mr. Chan brings with him 17 years of retailing experience. Mr. Chan is a graduate of Leicester University, UK (Bsc) and Lancaster University, UK (MA).

Ms. Vera Leung is Legal Counsel and Company Secretary of the Group overseeing legal matters and corporate compliance issues. Prior to joining the Group, Ms. Leung had been in private practice involving intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore since 1993. Ms. Leung is also admitted as a Solicitor of the Supreme Court of England and Wales.

CORPORATE GOVERNANCE STATEMENT

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), save that the non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

This statement outlines the main corporate governance practices of the Group that were in place during the year.

Board of Directors

The Board currently comprises seven Directors, three of whom are Independent Non-executive Directors. The number of Independent Non-executive Directors has been above the minimum requirement stipulated by the Listing Rules. The name, qualifications and other details of each member of the Board are set out on page 23 of this report. Four Board meetings were held during the year.

The Board supervises the management of the business and affairs of the Company and the Group. Apart from its statutory duties, the Board approves the Group's overall strategic plans, key operational initiatives, annual budgets, major funding and investment proposals, and reviews the financial performance of the Company and the Group. To facilitate effective management, certain functions have been delegated by the Board to various Board Committees.

Audit Committee

The Audit Committee of the Board has been established since 1998 and currently comprises two Directors, both of whom are Independent Non-executive Directors. It acts in an advisory capacity and makes recommendations to the Board. It reviews the plans and findings of external auditors, the internal control systems throughout the Group, the completeness and accuracy of the financial statements and liaises on behalf of the Board with the auditors. Two meetings were held by the Audit Committee in 2002, with the auditors, to review audit reports, status of the Group's audits, internal controls, interim and final financial statements of the Group, prior to recommending them to the Board for approval. The attendance record of the members of the Audit Committee at meetings held during this year is set out on page 28 of this report.

The members of the Audit Committee during the year were Messrs. Peter Lee Ting Chang, Ronald J. Arculli and Chye Kuok Khoon Ho (resigned on 5 December 2002).

Remuneration Committee

The Remuneration Committee of the Board has been established since 2000 and currently comprises three Directors, two of whom are Independent Non-executive Directors. It makes recommendations with respect to the remuneration of Executive Directors and senior management of the Group, including the grant of share options under the Share Option Scheme for employees. The Remuneration Committee met once in 2002. The attendance record of the members of the Remuneration Committee at the meeting held during this year is set out on page 28 of this report.

The members of the Remuneration Committee during the year were Messrs. Peter Lee Ting Chang, Ronald J. Arculli and Chye Kuok Khoon Ho (resigned on 5 December 2002). Mr. Kuok Khoon Ean was appointed in place of Mr. Chye Kuok Khoon Ho on 10 January 2003.

Management Committee

Management Committee meetings are regularly held by the Executive Chairman with the senior management staff, who are the Heads of divisions in the Group and Heads of key subsidiaries of the Company, to review the status of various projects, discuss and propose strategic objectives and plans and key policies for the Group and recommend any strategic ventures or proposals to the Board. Each key division and subsidiary company also holds weekly operational meetings, the minutes of such meetings are circulated to key members of the Management Committee.

Corporate Communications Initiatives

Web site

The Company's web site, *scmpgroup.com*, was launched in October 2000. The site has continued to enhance the Group's corporate image and is a helpful source of information for third parties on the Group and its current activities. The web site has average pageviews of 19,492 per month in 2002.

Investor relations

Senior management hosts analysts and investors briefings twice a year, following the release of the Group's interim and final results, as occasions for the investment community to query the senior management on the Group's performance and strategy. The senior management is willing and regularly meets with institutional investors and analysts.

Dealings in Securities

The Group has adopted an internal code in conformity with the provisions of the Code of Best Practice in the Listing Rules to provide guidance to its Directors and staff in relation to the dealings in the Company's securities. Apart from information obtained from the disclosures made by the Directors under the Securities (Disclosure of Interests) Ordinance, a system of reporting of securities dealings by the Directors to the Chairman/Deputy Chairman has been implemented to effectively monitor the Directors' dealings in the securities of the Company.

The Company is a constituent of the 200-stock Hang Seng Composite Index Series launched in October 2001 under the Services sector (Media & Publishing). The Company's shares are also available to US investors through a Level-1 American Depository Receipt (ADR) Programme managed by The Bank of New York.

Code of Conduct

All Directors, managers and employees are expected to act with integrity and ethical standards. The Group has documented policies on standards of workplace behaviour which are communicated to employees.

DIRECTORS' REPORT

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2002.

Principal activities and segment information

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications. The Group was also involved in retailing, video and film post-production, education and property investment through its subsidiaries.

An analysis of the Group's performance for the year by business segments is set out in note 4 to the financial statements.

Major suppliers and customers

In the year under review, the Group purchased less than 30% of its goods from its five largest suppliers. Sales to the five largest customers also accounted for less than 30% of the total sales for the year.

As far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers and customers.

Financial results

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2002 are set out in the financial statements on pages 36 to 40.

Dividend distributions

During the year, an interim dividend distribution from the contributed surplus account of HK4 cents per share was paid. The Directors recommend the payment of a final dividend distribution from the contributed surplus account of HK4 cents per share in respect of the year ended 31 December 2002 to the shareholders whose names appear on the register of members of the Company on Friday, 23 May 2003.

Five year financial summary

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 72. To reflect the change of financial year end date to 31 December, an additional summary for the calendar year 2001 and previous calendar years is set out on page 73.

Fixed assets and investment properties

Movements in the fixed assets and details of investment properties of the Group are disclosed in note 14 to the financial statements.

Subsidiaries

Particulars of the Company's principal subsidiaries as at 31 December 2002 are set out in note 30 to the financial statements.

Associates and a jointly controlled entity

Particulars of the Group's interests in its principal associates and a jointly controlled entity are set out in note 16 to the financial statements.

Bank loans

Particulars of bank loans of the Group as at the balance sheet date are set out in note 21 to the financial statements.

Share capital

Details of the authorised and issued share capital of the Company are set out in note 24 to the financial statements.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Reserves

Movements in the reserves of the Company and the Group during the year are disclosed in note 25 to the financial statements.

Charitable donations

During the year, the Group made charitable donations totalling HK$114,968.

Directors

The Directors who held office during the year and up to the date of this report were:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Thaddeus Thomas Beczak	Deputy Chairman
Mr. Ronald J. Arculli*	
Tan Sri Dr. Khoo Kay Peng	
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	
Mr. Chye Kuok Khoon Ho #	

* *Independent non-executive Director*

\# *Mr Chye Kuok Khoon Ho resigned as director on 3 September 2002 and was re-appointed on 10 September 2002. Mr Chye Kuok subsequently resigned as director on 5 December 2002.*

In accordance with the Bye-laws of the Company, Mr. Roberto V. Ongpin and Dr. The Hon. David Li Kwok Po shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

Directors' meeting

The number of Directors' meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors during the year were:

Name of Director	Board of Directors Meeting		Audit Committee Meeting		Remuneration Committee Meeting	
	No. held*	No. attended	No. held*	No. attended	No. held*	No. attended
Mr. Kuok Khoon Ean	4	4	2	2**	1	1**
Mr. Roberto V. Ongpin	4	3	-	-	-	-
Mr. Thaddeus Thomas Beczak	4	4	-	-	-	-
Mr. Ronald J. Arculli	4	2	2	2	1	1
Tan Sri Dr. Khoo Kay Peng	4	3	-	-	-	-
Mr. Peter Lee Ting Chang	4	4	2	2	1	1
Dr. The Hon. David Li Kwok Po	4	4	-	-	-	-
Mr. Chye Kuok Khoon Ho	2	1	2	1	1	-

* *Reflects the number of meetings held during the time the Director held office during the year*

** *Attended as an invitee of the Committee*

Directors' interests in shares

(1) Ordinary shares

As at 31 December 2002, the interests of the Directors in the shares of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as set out below:

	Number of shares of the Company		
Name of Director	Personal Interests	Corporate Interests	Total
Mr. Kuok Khoon Ean	-	340,000#	340,000
Mr. Thaddeus Thomas Beczak	294,000	-	294,000
Tan Sri Dr. Khoo Kay Peng	-	87,119,145*	87,119,145
Dr. The Hon. David Li Kwok Po	100,000	-	100,000

The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr Kuok Khoon Ean through Allerlon Limited.

* *The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares.*

(2) Share options

As at 31 December 2002, none of the Directors of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for equity or debt securities of the Company or any of its associated corporations.

Save as stated above, none of the Directors had any interest in the equity or debt securities of the Company and its associated corporations as at 31 December 2002.

Substantial shareholders

As at 31 December 2002, the Company had been notified of the following interests by shareholders in shares representing 10% or more of the issued share capital of the Company which were recorded in the register required to be kept under Section 16(1) of the SDI Ordinance:

Name of shareholder	Number of shares held
Kerry Media Limited	524,730,000 *
Kerry 1989 (C.I.) Limited	525,036,000 **
Kerry Holdings Limited	594,576,000 ***
Kerry Group Limited	594,576,000
Silchester International Investors Limited#	181,194,000

* *The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.*

** *The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.*

*** *The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.*

An independent investment manager, acting on behalf of clients, and not connected with either the Company or other substantial shareholders.

Save as stated above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

Share option scheme

(1) Summary of terms

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date"). The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimise their future contributions and enable the Group to attract and retain individuals with experience and ability. Under the Scheme, the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet ofThe Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007. The remaining life of the Scheme is up to 27 October 2007.

The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time. As at the balance sheet date, the total number of shares available for issue under the Scheme was 159,945,899, representing approximately 9.22% of the issued share capital of the Company as at 29 May 2002 and 10.25% of the issued share capital of the Company as at the balance sheet date.

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Scheme as at the balance sheet date are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2002	11,880,500
Granted during the year	-
Exercised during the year	-
Cancelled during the year	-
Lapsed during the year	(1,772,000)
Outstanding at 31 December 2002	10,108,500

Details of the movements during the year in the share options granted under the Scheme are as follows:

(i) Options granted to Directors
None of the Directors of the Company has been granted any share option under the Scheme.

(ii) Options granted to employees

Date of grant	Exercisable period	Exercise price/ share	Number of shares involved in the options				
			Outstanding at 01/01/2002	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2002
		HK$					
02/08/1999	02/08/2000 – 27/10/2007	5.00	2,206,000	-	-	(454,000)	1,752,000
11/01/2000	11/01/2001 – 27/10/2007	5.51	2,424,500	-	-	(433,000)	1,991,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	6,205,000	-	-	(885,000)	5,320,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	1,045,000	-	-	-	1,045,000
			11,880,500	-	-	(1,772,000)	10,108,500

Valuation of share options has not been presented as the exercise prices of all the share options which were vested as at 31 December 2002 were above the market price of the shares of the Company as at 31 December 2002.

Directors' interest in competing business

None of the Directors of the Company has interest in a business which competes or is likely to compete with the business of the Group during the year.

Directors' interests in contracts

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' service contracts

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Management contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Directors' arrangements to acquire shares or debentures

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

Connected and related party transactions

During the year, the Company and its subsidiaries had the following transactions which constituted connected transactions under the Listing Rules and related party transactions under the Hong Kong Statements of Standard Accounting Practice:

(1) Certain subsidiaries of the Company had the following connected transactions with subsidiaries of Kerry Group Limited ("Kerry Group"), a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

(i) Logistics Services

(a) An agreement dated 28 July 2000 was made between Highlight Trading (HK) Limited ("Highlight Trading"), a wholly owned subsidiary of the Company, and Kerry Logistics (Hong Kong) Limited ("Kerry Logistics"), a subsidiary of Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group, whereby Highlight Trading engages Kerry Logistics to provide logistics services including warehousing, inventory management, delivery and related services ("Logistics Services") for a term of two years from 1 July 2000 to 30 June 2002. Pursuant to three agreements of extension dated 2 August 2002, 15 September 2002 and 30 November 2002 respectively, both parties have agreed to extend the term of the agreement to 15 September 2002, and subsequently to 30 November 2002 and lastly to 31 March 2003. The service fees paid by Highlight Trading under the said agreements during the year amounted to HK$84,000.

(b) An agreement dated 12 June 2001 was made between Retailcorp Limited ("Retailcorp"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby Retailcorp engages Kerry Logistics to provide Logistics Services to its *Health Plus* outlets for a term of one year from 1 April 2001 to 31 March 2002. Pursuant to two agreements of extension dated 28 March 2002 and 30 April 2002 respectively, both parties have agreed to extend the term of the agreement to 30 April 2002 and subsequently to 31 May 2002. Retailcorp and Kerry Logistics entered into a new agreement dated 25 June 2002 whereby both parties agree to continue the Logistics Services for a further term of one year from 1 June 2002 to 31 May 2003. The service fees paid by Retailcorp under the said agreements during the year amounted to HK$868,000.

(c) An agreement dated 3 November 2001 was made between SCMP Book Publishing Limited ("SCMP Book Publishing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Book Publishing engages Kerry Logistics to provide Logistics Services for a period of one year from 19 October 2001 to 18 October 2002. Pursuant to an agreement of extension dated 5 October 2002, both parties have agreed to extend the term of the agreement to 31 December 2002. The service fees paid by SCMP Book Publishing under the said agreements during the year amounted to HK$574,000.

(d) An agreement dated 16 September 2002 was made between SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Retailing engages Kerry Logistics to provide Logistics Services for a period of one year from 1 October 2002 to 30 September 2003. The service fees paid by SCMP Retailing under this agreement during the year amounted to HK$359,000.

(ii) Transportation and Distribution Services

(a) An agreement dated 15 August 2001 was made between South China Morning Post Publishers Limited ("SCMP Publishers"), a wholly owned subsidiary of the Company, and Kerry Distribution (Hong Kong) Limited ("Kerry Distribution"), a subsidiary of Kerry Properties which is a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Publishers engages Kerry Distribution to provide transportation and distribution services to SCMP Publishers relating to its newspaper business ("Transportation and Distribution Services") for a term of one year from 15 August 2001 to 14 August 2002. Pursuant to a new agreement dated 19 August 2002, both parties have agreed to continue the Transportation and Distribution Services for a further term of one year from 15 August 2002 to 14 August 2003. SCMP Publishers and Kerry Distribution agreed to early terminate the new agreement with effect from 1 April 2003. The service fees paid by SCMP Publishers under the said agreements during the year amounted to HK$6,651,000.

(b) An agreement dated 19 August 2002 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide daily newspaper pre-delivery services for a term of two years from 31 May 2002 to 30 May 2004. SCMP Publishers and Kerry Distribution agreed to early terminate the said agreement with effect from 1 April 2003. The service fees paid by SCMP Publishers under this agreement during the year amounted to HK$420,000.

For transactions under 1(i) and 1(ii) (the "Transactions"), the Stock Exchange has granted a conditional waiver to the Company for compliance with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the Transactions on each occasion they arise for a period of three financial years ending 31 December 2003 (the "Waiver"). In accordance with the conditions of the Waiver, the Directors (including Independent Non-executive Directors) of the Company have reviewed the Transactions and confirm that:

(a) the Transactions were entered into by the Group in the ordinary and usual course of its business; conducted on normal commercial terms and in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole; and

(b) the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for the year does not exceed 3% of the book value of the Company's net tangible assets as at 31 December 2002 (the "Relevant Cap Amount").

The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions;

(c) the aggregate value of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services does not exceed the Relevant Cap Amount; and

(d) the Transactions are in accordance with the pricing policy of the Group.

(2) As announced by the Company on 12 March 2002, the Company entered into a sale and purchase agreement (the "Agreement") with Madam Kwan Wai Han (the "Purchaser") on 11 March 2002, pursuant to which the Company disposed of its kindergarten and child care business by transferring its legal and beneficial holding of the entire issued share capital of Quality Education Limited ("Quality Education"), a wholly owned subsidiary of the Company, to the Purchaser. Quality Education owns approximately 88.9% of Sun Island English Kindergarten Limited ("Sun Island"). Sun Island has one wholly owned subsidiary, Praise Onward Development Limited ("Praise Onward"). At the time of the Agreement, Sun Island and Praise Onward were the operating companies of nineteen branches of *Sun Island English Kindergarten* and three branches of *Sun Island Child Care Centre*.

The Purchaser is the spouse of the controlling shareholder of Oriental Gain Limited, which owns 11.1% interest in Sun Island and is deemed to be a substantial shareholder of Sun Island. The Purchaser is therefore deemed to be a connected person of the Company in accordance with the Listing Rules. Accordingly, the entering into the Agreement between the Company and the Purchaser constituted a connected transaction of the Company under the Listing Rules.

The total consideration paid by the Purchaser to the Company amounted to HK$28,154,000 and the transaction was completed on 26 March 2002.

All the above connected transactions are disclosed in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Purchase, sale or redemption of the Company's shares

The Company announced on 3 September 2002 a proposed conditional voluntary cash offer to be made by The Hongkong and Shanghai Banking Corporation Limited on behalf of the Company to repurchase up to 173,438,400 shares of the Company, representing approximately 10% of the total issued share capital of the Company as at that date, at an offer price of HK$3.60 per share (the "Offer"). The Offer was approved by shareholders of the Company at the Special General Meeting held on 11 October 2002. In accordance with the terms of the Offer, the Company repurchased a total of 173,438,400 shares in aggregate at the offer price of HK$3.60 per share on 30 October 2002 and the shares repurchased were cancelled on the same date. The total consideration paid by the Company for the Offer is approximately HK$624.4 million. After the repurchase and cancellation of the said 173,438,400 shares of the Company under the Offer, the number of shares of the Company in issue was reduced to 1,560,945,596.

Save as the Offer detailed above, the Company and any of its subsidiaries had not purchased, sold or redeemed any of the Company's own shares during the year.

Valuation of publishing titles

Under the Listing Agreement between the Company and the Stock Exchange (the "Listing Agreement"), the Company is required to carry out an independent valuation of two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") once every three years. American Appraisal Hong Kong Limited, an independent valuer, was appointed and valued the Publishing Titles at HK$4.4 billion as at 31 December 2001 on an open market basis. The Directors have adopted this same value as at 31 December 2002.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require any publishing titles to be stated at cost less accumulated amortisation.

Pursuant to the Listing Agreement, the Company is entitled to include the valuation of the Publishing Titles in the calculation of the Company's assets or consolidated assets for the purpose of Rule 14.04(4) and Chapter 14 generally of the Listing Rules.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the year, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

Audit Committee

The Audit Committee has been established since 1998 with written terms of reference and currently comprises two Independent non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. Two Audit Committee meetings had been held during the year.

Remuneration Committee

The Company established a Remuneration Committee on 15 September 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli, and an Executive Director Mr. Kuok Khoon Ean. One Remuneration Committee meeting had been held during the year.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. A resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting. PricewaterhouseCoopers replaced Ernst & Young when it retired at the conclusion of the annual general meeting held on 12 November 2001.

For and on behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 24 March 2003



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE MEMBERS OF SCMP GROUP LIMITED

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 36 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year ended 31 December 2002 and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 March 2003

AUDITED FINANCIAL STATEMENTS

Consolidated Profit and Loss Account

Year ended 31 December 2002

	Notes	Year ended 31 December 2002 HK$'000	(Restated) 18-month period ended 31 December 2001 HK$'000
Turnover	4	1,364,925	2,745,083
Other revenue	4	8,739	44,328
Staff costs	5 & 2(a)(iii)	(417,177)	(721,693)
Cost of production materials/sales		(427,582)	(749,182)
Rental and utilities		(97,973)	(209,798)
Depreciation and amortisation		(78,996)	(130,458)
Advertising and promotion		(31,465)	(48,467)
Other operating expenses		(133,979)	(226,859)
		(1,178,433)	(2,042,129)
Gain on disposal of long-term investment shares		-	51,928
Gain on disposal of businesses		25,136	-
Deficit on revaluation of investment properties		(75,061)	(40,678)
Provision for asset impairment		-	(95,933)
		(49,925)	(84,683)
Profit from Operating Activities	5	136,567	618,271
Finance costs	6	(1,097)	(1,020)
Operating Profit		135,470	617,251
Share of profits less losses of associates		4,952	10,200
Share of loss of a jointly controlled entity		(5,624)	(15,857)
Profit before Tax		134,798	611,594
Tax	8	(28,884)	(118,363)
Profit after Tax		105,914	493,231
Minority interests		(3,367)	(7,017)
Profit Attributable to Shareholders	9, 25 & 2(a)(iv)	102,547	486,214
Dividend Distributions	10	124,876	572,367
Earnings per share	11		
Basic		6.02 cents	28.04 cents
Diluted		N/A	28.04 cents

Consolidated Statement of Changes in Equity

Year ended 31 December 2002

	Notes	(Restated) HK$'000
At 1 July 2000		
As previously stated		4,084,453
Changes in accounting policies	25	(1,521,124)
As restated		2,563,329
Deficit on revaluation of long-term investment shares	25	(31,497)
Exchange differences on consolidation	25	(8,253)
Net gains and losses not recognised in the profit and loss account		(39,750)
Net profit for the period	25	486,214
Revaluation reserve released on disposal	25	(34,707)
Dividends	25	(832,309)
Issue of shares		
Share capital		143
Share premium	25	7,155
At 31 December 2001		2,150,075

	Notes	HK$'000
At 1 January 2002		2,107,720
Changes in accounting policies	25	42,355
As restated		2,150,075
Deficit on revaluation of long-term investment shares	25	(23,091)
Exchange differences on consolidation	25	(463)
Net gains and losses not recognised in the profit and loss account		(23,554)
Net profit for the year	25	102,547
Revaluation reserve released on disposal	25	6
Dividends	25	(62,438)
Repurchase of shares		
Contributed surplus	25	(607,034)
Share capital	24	(17,343)
Share premium	25	(5,014)
At 31 December 2002		1,537,245

Consolidated Balance Sheet

As at 31 December 2002

	Notes	31 December 2002 HK$'000	(Restated) 18-month 31 December 2001 HK$'000
Non-Current Assets			
Intangible assets	13	**14,130**	-
Fixed assets	14	**1,507,475**	1,621,494
Defined benefit plan's assets	23(a) & 2(a)(i)	**37,858**	42,355
Interests in associates	16	**41,875**	45,900
Interest in a jointly controlled entity	16	**9,375**	11,213
Long-term investment shares	17	**128,523**	151,486
		1,739,236	1,872,448
Current Assets			
Inventories	18	**43,172**	56,981
Accounts receivable	19	**155,326**	158,238
Prepayments, deposits and other receivables		**49,146**	60,080
Bank balances and deposits		**138,992**	283,675
		386,636	558,974
Current Liabilities			
Accounts payable and accrued liabilities	20	**169,533**	167,594
Tax payable		**1,360**	8,996
Subscriptions in advance		**16,285**	12,875
		187,178	189,465
Net Current Assets		**199,458**	369,509
Total Assets Less Current Liabilities		**1,938,694**	2,241,957
Non-Current Liabilities			
Minority interests		**8,679**	10,676
Interest-bearing bank loan, unsecured	21	**310,000**	-
Deferred tax	22	**82,770**	81,206
		401,449	91,882
		1,537,245	2,150,075
Capital and Reserves			
Issued capital	24	**156,095**	173,438
Reserves		**1,318,712**	1,976,637
Proposed final dividend distribution	10	**62,438**	-
	25	**1,381,150**	1,976,637
		1,537,245	2,150,075

Kuok Khoon Ean
Chairman

Thaddeus Thomas Beczak
Deputy Chairman

Consolidated Cash Flow Statement
Year ended 31 December 2002

	Notes	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Net cash inflow from operations	29(a)	290,802	793,491
Interest paid		(1,097)	(1,020)
Hong Kong profits tax paid		(33,810)	(204,764)
Net cash inflow from operating activities		255,895	587,707
Investing Activitites			
Additions to fixed & intangible assets		(61,740)	(117,363)
Interest received		4,958	36,488
Dividends received from:			
Listed investments		2,462	4,449
Associates		7,171	6,652
Purchase of additional interest in associates		(42)	-
Purchase of additional interest in subsidiaries		(269)	-
Purchase of business		-	(4,325)
Purchase of long-term investment shares		(129)	-
Proceeds from disposals of businesses	29(c)	31,724	18,701
Proceeds from disposals of interests in associates		-	3,508
Proceeds from disposals of fixed assets		115	8,719
Proceeds from disposals of long-term investment shares		1	92,427
Decrease in bank deposits with maturity more than three months		1,323	179,357
Net cash (outflow)/inflow from investing activities		(14,426)	228,613
Net cash inflow before financing activities		241,469	816,320
Financing Activities	29(b)		
Repurchase of shares		(629,391)	-
Proceeds from issue of shares		-	7,298
Drawdown/ (repayment) of bank loans		310,000	(5,367)
Dividends paid to minority shareholders in subsidiaries		(3,000)	(333)
Dividends paid		(62,438)	(832,309)
Net cash outflow from financing activities		(384,829)	(830,711)
Decrease in cash and cash equivalents		(143,360)	(14,391)
Cash and cash equivalents at beginning of year/period		282,352	296,743
Cash and cash equivalents at end of year/period		138,992	282,352
Bank balance and deposits at end of year/period			
Bank balances and deposits with maturity within three months		138,992	282,352
Bank balances and deposits with maturity more than three months		-	1,323
Total		138,992	283,675

Balance Sheet

As at 31 December 2002

	Notes	31 December 2002 HK$'000	31 December 2001 HK$'000
Non-Current Assets			
Interests in subsidiaries	15	**1,749,922**	2,420,575
Current Assets			
Other receivable		-	1,855
Bank balances and deposits		**254**	252
		254	2,107
Total Assets		**1,750,176**	2,422,682
Capital and Reserves			
Issued capital	24	**156,095**	173,438
Reserves		**1,531,643**	2,249,244
Proposed final dividend distribution	10	**62,438**	-
	25	**1,594,081**	2,249,244
		1,750,176	2,422,682

Kuok Khoon Ean
Chairman

Thaddeus Thomas Beczak
Deputy Chairman

NOTES OF FINANCIAL STATEMENTS

1. Corporate Information

The registered office of SCMP Group Limited is located at Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post, Sunday Morning Post* and other print and on-line publications, retailing, video and film post-production, education and holding of properties for rental income purposes.

2. Restatement of the Group's Consolidation Balance Sheet and Profit and Loss Account for the 18-month Period Ended 31 December 2001

Due to the adoption of a new Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") in the current reporting period as stated in note 3(a), certain figures have been restated. The changes are set out below.

(a) Defined benefit plan's assets
The Group's contributions to the defined benefit scheme are made based on the periodic recommendations of independent qualified actuaries. Prior to the adoption of SSAP34, they are charged to the profit and loss account.

With effect from 1 January 2002, the Group has adopted SSAP34 "Employee Benefits" whereby pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plan.

The adoption of SSAP34 represents a change in accounting policy, which has retrospective effect and the changes are set out below.

There is a defined benefit plan's assets of HK$42,355,000 as at 31 December 2001 which resulted from the fair value of plan assets exceeding the present value of funded obligations.

Changes to the consolidated balance sheet are:

(i) Net assets were increased by HK$42,355,000.
(ii) Retained loss was decreased by HK$42,355,000.

Changes to the consolidated profit and loss account are:

(iii) Staff costs were decreased by HK$3,421,000 being the difference in defined benefit pension costs recognised in the 18-month period ended 31 December 2001 following the change of the above accounting policy.
(iv) Profit attributable to shareholders was increased by HK$3,421,000.

(b) Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the 18-month period ended 31 December 2001

(i) **Retained losses as at 31 December 2001**

	Note	HK$'000
As previously reported		(1,132,233)
Less:		
Defined benefit plan's assets	2(a)(ii)	42,355
As restated		(1,089,878)

(ii) **Net assets as at 31 December 2001**

	Note	HK$'000
As previously reported		2,107,720
Defined benefit plan's assets	2(a)(i)	42,355
As restated		2,150,075

(iii) **Profit attributable to shareholders for the 18-month period ended 31 December 2001**

	Note	Staff costs HK$'000	Profit attributable to shareholders HK$'000
As previously reported		725,114	482,793
Decrease in pension costs	2(a)(iii) & (iv)	(3,421)	3,421
As restated		721,693	486,214

3. Summary of Significant Accounting Policies

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention, except for the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

In the current year, the Group adopted the following SSAPs issued by HKSA which are effective for accounting periods commencing on or after 1 January 2002.

SSAP 1(revised)	Presentation of financial statements
SSAP 11(revised)	Foreign currency translation
SSAP 15(revised)	Cash flow statements
SSAP 33	Discontinuing operations
SSAP 34	Employee benefits

The comparatives have been adjusted or extended to take into account the requirements of the new accounting standards. The effect of adopting SSAP 11 (revised) and SSAP 34 is set out in the accounting policies below. Except for the above, there is no impact on the operating profit resulting from the adoption of the above standards in the financial statements as the Group was already following the recognition and measurement principles in those standards.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any amortised goodwill or goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of purchase consideration paid over the fair values ascribed to the identifiable assets and liabilities acquired.

Goodwill is included in intangible assets and is stated in the balance sheet at cost less accumulated amortisation and provision for impairment in value, if any. Goodwill is amortised on a straight-line basis over an estimated useful life, but not exceeding 20 years. Provision for impairment on any excess of the carrying amount of the goodwill over its estimated recoverable amount is expensed in the profit and loss account in the year in which the impairment occurs.

(d) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal accounts outstanding and the effective interest rates applicable; and

(v) dividends, when the shareholder's right to receive payment is established.

(e) Subsidiaries

A subsidiary is a company other than a jointly controlled entity in which the Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors or has the power to govern its financial and operating policies of another body corporate so as to obtain benefits from its activities.

Interests in subsidiaries in the Company's balance sheet are stated at cost less provision for impairment losses which are deemed necessary by the directors. The results of subsidiaries are accounted for by the Company on the basis of dividend received or receivable.

(f) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence in its management. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(g) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly controlled entities. A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post acquisition results and reserves of the jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in a jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(h) Intangible assets

(i) Publishing titles

Publishing titles are stated at cost less accumulated amortisation and provision for impairment in value, if any. The Group's publishing titles are amortised on a straight-line basis over ten years, taking into account the rapid change in the business environment and other factors.

(ii) Software cost

Software costs are stated at cost less accumulated amortisation. Software cost comprises purchase price and any costs incurred to bring the asset in use. Software costs are amortised on a straight-line basis over their estimated useful lives. Other software costs that do not meet the above criteria are accounted for in the profit and loss account in the period incurred.

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential.

Investment properties held under leases with unexpired periods of 20 years or less are depreciated over the unexpired terms of the leases.

Investment properties held under leases with unexpired periods greater than 20 years are stated at open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

(j) Fixed assets and depreciation

Fixed assets, other than investment properties and assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is provided on the straight-line method over the following estimated useful lives:

Land	Over the lease term
Buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

(k) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in land and buildings and other fixed assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets are carried at valuation and the impairment loss does not exceed the revaluation surplus for that same assets, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(l) Long-term investment shares

Long-term investment shares, which represent share investments not held for trading purposes, are carried at their fair values. The unrealised gain or loss so arising is recognised directly in equity, as a movement in the investment revaluation reserve, until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, as deemed necessary by the Directors, at which time the cumulative unrealised gain or loss is included in the net profit or loss for the year.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories are stated at weighted average cost, in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(n) Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

(o) Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Hong Kong dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. The resulting translation differences are included in the translation reserve.

Prior to the year ended 31 December 2002, the profit and loss of foreign enterprises was translated at closing rate. With effect from 1 January 2002, the Group has adopted SSAP11 (revised) whereby the profit and loss is translated at an average rate. This is a change of accounting policy. The translation of the profit and loss of foreign enterprises in prior years has not been restated as the effect of this change is not material to prior years.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees. The assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the profit and loss account as incurred and the DC and Top-up schemes may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Prior to the adoption of SSAP 34, they are charged to the profit and loss account .

With effect from 1 January 2002, the Group has adopted SSAP 34 "Employee Benefits" whereby pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which has similar terms as the related liabilities. Actuarial gains and losses are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The adoption of SSAP 34 represents a change in accounting policy, which has retrospective effect. The comparative presented in the financial statements have been restated to conform to the changed policy. The details of effect of adoption of SSAP 34 are set out in note 2 to the financial statements.

(iii) Equity compensation benefits

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. When options are granted, no compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credit to share capital (nominal value) and share premium.

(r) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(s) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(t) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is possible that an outflow of sources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(u) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as secondary reporting format. No geographical reporting format is presented as the substantial businesses are based in Hong Kong.

Segment assets consist primarily of long-term investment shares, intangible assets, fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and bank borrowing. Capital expenditure mainly comprises additions to intangible assets (note 13) and fixed assets (note 14).

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

4. Turnover, Revenue and Segment Information

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of Group's turnover and other revenue for the year/period is as follows:

	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Turnover		
Newspapers, magazines and other publications	831,775	1,722,925
Retailing	418,641	610,408
Investment properties	79,747	116,856
Video and film post-production	19,493	47,803
Entertainment, recreation and education services	15,269	247,091
	1,364,925	2,745,083
Other revenue		
Dividend income from listed investments	2,462	4,449
Interest income	4,958	36,488
Others	1,319	3,391
	8,739	44,328
Total revenue	1,373,664	2,789,411

Substantially all the activities of the Group are based in Hong Kong and below is a segment information by business segments: -

Year ended 31 December 2002

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000 note (a)	Video and film post-production HK$'000	Entertainment, recreation and education services HK$'000 note(b)	Total HK$'000
Turnover	831,775	418,641	79,747	19,493	15,269	1,364,925
Segment results and operating profit	109,750	(1,609)	17,197	(3,761)	13,893	135,470
Share of profits less losses of						
– associates	5,077	-	-	(125)	-	4,952
– a jointly controlled entity	(5,624)	-	-	-	-	(5,624)
Profit before taxation						134,798
Taxation						(28,884)
Profit after taxation						105,914
Minority interests						(3,367)
Profit attributable to shareholders						102,547
Segment assets	1,193,003	74,044	793,866	12,246	1,463	2,074,622
Investment in a jointly controlled entity	9,375	-	-	-	-	9,375
Investments in associates	35,053	-	-	6,822	-	41,875
Total assets						2,125,872
Segment liabilities	(109,414)	(69,526)	(3,473)	(2,387)	(1,019)	(185,819)
Unallocated liabilities						(402,808)
Total liabilities						(588,627)
Capital expenditure	56,371	3,676	1,060	624	9	61,740
Depreciation	71,444	3,324	1,333	2,053	771	78,925
Amortisation	71	-	-	-	-	71

Notes:

(a) Included in operating profit is a receipt of HK$15.9 million from an investment which was written off in prior years and a provision of HK$ 75 million for deficit in revaluation of the investment properties as at 31 December 2002.

(b) The Group disposed of its recreation club and education businesses in December 2001 and March 2002, respectively, and suspended the production operation of the entertainment business in October 2001. Included in operating profit is a gain of HK$ 11.2 million from the sale of the education business.

18-month period ended 31 December 2001

	(Restated) Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Entertainment, recreation and education services HK$'000	(Restated) Total HK$'000
Turnover	1,722,925	610,408	116,856	47,803	247,091	2,745,083
Segment results and operating profit	535,894	(1,272)	62,081	4,250	16,298	617,251
Share of profits less losses of						
– associates	9,930	-	-	1,065	(795)	10,200
– a joint controlled entity	(15,857)	-	-	-	-	(15,857)
Profit before taxation						611,594
Taxation						(118,363)
Profit after taxation						493,231
Minority interests						(7,017)
Profit attributable to shareholders						486,214
Segment assets	1,381,204	69,409	876,283	18,122	27,032	2,372,050
Investment in a joint controlled entity	11,213	-	-	-	-	11,213
Investments in associates	39,156	-	-	6,744	-	45,900
Unallocated assets						2,259
Total assets						2,431,422
Segment liabilities	(98,885)	(64,624)	(8,229)	(2,948)	(4,739)	(179,425)
Unallocated liabilities						(101,922)
Total liabilities						(281,347)
Capital expenditure	102,665	5,734	-	2,260	6,704	117,363
Depreciation	96,241	6,068	8,563	2,568	17,018	130,458
Impairment charge	92,403	-	3,530	-	-	95,933

5. Profit from Operating Activities

Profit from operating activities is stated after charging and crediting:

	Group	
		(Restated) 18-month
	Year ended	period ended
	31 December 2002	31 December 2001
Charging	HK$'000	HK$'000
Operating lease rentals on land and buildings	75,846	154,329
Loss on disposal of fixed assets	646	4,839
Deficit on revaluation of investment properties	75,061	40,678
Auditors' remuneration	1,549	1,798
Depreciation on owned assets	78,925	130,458
Amortisation of intangible assets	71	-
Staff costs (including directors' remuneration, as set out in note 7):		
Wages and salaries	401,871	687,430
Unutilised annual leave	3,846	-
Pension contributions - defined contribution plan	11,027	36,408
Less: Forfeited contributions	(4,064)	(6,144)
Net pension contributions	6,963	30,264
Pension costs - defined benefit plan	4,497	3,999
	417,177	721,693
Provision for impairment in value of long-term investment shares	-	92,403
Provision for impairment in leasehold land and buildings	-	3,530
Crediting		
Net rental income from investment properties	78,200	111,403
Net rental income from leasehold land and buildings	1,435	3,624

There were no material forfeited pension scheme contributions at the current year and prior period end to reduce contributions in future years.

6. Finance Costs

	Group	
		18-month
	Year ended	period ended
	31 December 2002	31 December 2001
	HK$'000	HK$'000
Interest on bank loans wholly repayable within three years	1,097	1,020

7. Directors' Remuneration

	Group	
	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Fees:		
Executive	-	-
Non-executive	992	1,783
Other emoluments:		
Salaries, allowances and benefits in kind	6,531	10,738
Retirement scheme contributions	85	2,570
Bonuses paid and payable	320	96
	7,928	15,187

The remuneration of the above Directors fell within the following bands:

	Year ended 31 December 2002 Number of Directors	18-month period ended 31 December 2001 Number of Directors
HK$Nil - HK$1,000,000	6	8
HK$1,500,001 - HK$2,000,000	-	2
HK$2,000,001 - HK$2,500,000	1	-
HK$4,500,001 - HK$5,000,000	1	-
HK$9,500,001 - HK$10,000,000	-	1
	8	11

There was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent non-executive Directors during the year totalled HK$600,000. There were no other emoluments paid to Non-executive Directors during the year.

Five highest paid individuals

The five highest paid individuals during the year include two (2001: one) Directors, details of whose remuneration is set out above. The details of the remuneration of the remaining three (2001: four) highest paid individuals are set out below:

	Group	
	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Salaries, allowances and benefits in kind	6,582	14,752
Retirement scheme contributions	472	1,052
Bonuses paid and payable	995	2,825
	8,049	18,629

The remuneration of the three (2001: four) highest paid individuals fell within the following bands:

	Year ended 31 December 2002 Number of individuals	18-month period ended 31 December 2001 Number of individuals
HK$2,000,001 - HK$2,500,000	2	-
HK$3,000,001 - HK$3,500,000	1	-
HK$3,500,001 - HK$4,000,000	-	1
HK$4,000,001 - HK$4,500,000	-	1
HK$4,500,001 - HK$5,000,000	-	1
HK$5,500,001 - HK$6,000,000	-	1
	3	4

8. Tax

Tax in the profit and loss account is analysed as follows:

	Group	
	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Company and subsidiaries:		
Provision for the year/period	26,235	109,085
Deferred tax (note 22)	1,664	5,718
	27,899	114,803
Associates:		
Hong Kong	-	-
Elsewhere	985	3,560
	985	3,560
Tax charge for the year	28,884	118,363

Hong Kong profits tax has been calculated at 16% (2001: 16%) on the assessable profits generated during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

9. Profit Attributable to Shareholders

The profit of HK$102,547,000 (2001: HK$486,214,000) attributable to shareholders included a profit of HK$19,323,000 (2001: loss of HK$411,984,000) dealt with in the Company's own accounts.

10. Dividends

	Group and Company	
	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
First interim dividend distribution, HK 4 cents per share (2001: HK 15 cents)	62,438	260,178
Second interim dividend distribution, Nil per share (2001: HK 8 cents)	n/a	138,751
Special dividend, Nil per share (2001: HK 10 cents)	-	173,438
Proposed final dividend distribution, HK 4 cents per share (2001: Nil)	62,438	-
	124,876	572,367

11. Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$102,547,000 (2001: HK$486,214,000) and the weighted average of 1,704,448,053 (2001: 1,733,784,078) shares in issue during the year. As at 31 December 2002, there were 1,560,945,596 shares in issue, following the completion of the share repurchase offer in October 2002.

The diluted earnings per share for the year is not shown as there was no dilution effect. The diluted earnings per share for the 18-month period ended 31 December 2001 is based on the profit attributable to shareholders of HK$486,214,000 and the weighted average of 1,733,784,078 shares in issue during the period plus 136,447 dilutive shares deemed to have been issued for no consideration in respect of share options outstanding during the period.

12. Goodwill

	HK$'000
Cost	
At 1 January 2002 and 31 December 2002	610,033
Accumulated amortisation and provision for impairment	
At 1 January 2002 and 31 December 2002	610,033
Net book value	
At 31 December 2002	-
At 31 December 2001	-

13. Intangible Assets

	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
Cost				
At 1 January 2002	1,820,000	-	-	1,820,000
Additions	-	4,250	9,951	14,201
At 31 December 2002	1,820,000	4,250	9,951	1,834,201
Accumulated amortisation				
At 1 January 2002	1,820,000	-	-	1,820,000
Provided for during the year	-	71	-	71
At 31 December 2002	1,820,000	71	-	1,820,071
Net book value				
At 31 December 2002	-	4,179	9,951	14,130
At 31 December 2001	-	-	-	-

14. Fixed Assets

Group

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Assets in progress HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2002	830,000	374,148	36,128	865,345	2,105,621
Additions	1,061	-	35,599	10,879	47,539
Reclassification	-	-	(61,940)	61,940	-
Disposals	-	-	(2,141)	(30,463)	(32,604)
Revaluation deficit	(75,061)	-	-	-	(75,061)
At 31 December 2002	756,000	374,148	7,646	907,701	2,045,495
Accumulated depreciation:					
At 1 January 2002	-	58,714	-	425,413	484,127
Provided during the year	-	8,125	-	70,800	78,925
Disposals	-	-	-	(25,032)	(25,032)
At 31 December 2002	-	66,839	-	471,181	538,020
Net book value:					
At 31 December 2002	756,000	307,309	7,646	436,520	1,507,475
At 31 December 2001	830,000	315,434	36,128	439,932	1,621,494
Analysis of cost and valuation:					
At cost - 2002	-	341,148	7,646	907,701	1,256,495
At valuation - 1990	-	33,000	-	-	33,000
- 2002	756,000	-	-	-	756,000
	756,000	374,148	7,646	907,701	2,045,495

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

Certain of the Group's leasehold land and buildings were revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$33,000,000, being their then open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provisions of Statement of Standard Accounting Practice No. 17 "Property, plant and equipment" issued by the Hong Kong Society of Accountants in 1995, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold land and buildings been carried at cost less accumulated depreciation, the carrying value of such leasehold land and buildings would have been stated at approximately HK$24,028,000 (2001: HK$24,794,000).

The Group's investment properties and leasehold land and buildings are held under medium term leases in Hong Kong.

The investment properties comprise offices, a studio and car parking spaces. The offices situated at (i) 20/F and 21/F and car parking spaces Nos. 21, 22 and 23 on 4th floor of Bank of America Tower at 12 Harcourt Road, Hong Kong; (ii) the lobby on the Ground Floor, a portion of the canopy on the 1st Floor level and the front portions of the 1st, 2nd and 3rd Floors and 9 advertising board spaces on the external wall, Yue King Building, 26 – 30 Canal Road West, 1 – 7 Leighton Road and 41 – 47 Morrison Hill Road, Wanchai, Hong Kong and (iii) the Clear Water Bay TV Studio situated at Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis based on their existing use as at 31 December 2002.

15. Interests in Subsidiaries

	Company	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Unlisted shares, at cost	-	-
Due from subsidiaries	3,187,703	3,285,211
Due to subsidiaries	(1,437,781)	(864,636)
	1,749,922	2,420,575

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in note 30 to the financial statements.

16. Interests in Associates and a Jointly Controlled Entity

	Group	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	31,485	35,054
Unlisted shares	3,732	3,489
	35,217	38,543
Loans advanced	6,658	7,357
	41,875	45,900
Market value of listed shares at the balance sheet date	71,166	75,576

	Group	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Jointly controlled entity		
Share of net liabilities other than goodwill	(20,885)	(15,044)
Loans advanced	30,260	26,257
	9,375	11,213

The loans advanced to associates and the jointly controlled entity are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal associates and the jointly controlled entity are set out in note 30 to the financial statements.

17. Long-Term Investment Shares

	Group	
	31 December 2002	31 December 2001
	HK$'000	HK$'000
Listed equity shares, at fair value:		
Hong Kong	74,913	96,006
Philippines	2,130	4,000
	77,043	100,006
Unlisted equity shares, at fair value	51,480	51,480
	128,523	151,486
Market value of listed equity shares	77,043	100,006

18. Inventories

	Group	
	31 December 2002	31 December 2001
	HK$'000	HK$'000
Raw materials	16,321	23,807
Work in progress	208	192
Finished goods	26,643	32,982
	43,172	56,981

At the balance sheet date, there was no inventory carried at its net realisable value (2001: Nil).

19. Accounts Receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group			
	31 December 2002		31 December 2001	
	Balance	Percentage	Balance	Percentage
	HK$'000	%	HK$'000	%
0 to 30 days	66,307	38.8	65,746	37.7
31 to 60 days	53,657	31.4	62,700	36.0
61 to 90 days	36,889	21.6	27,884	16.0
Over 90 days	14,246	8.2	17,987	10.3
Total	171,099	100.0	174,317	100.0
Less: Provision for bad and doubtful debts	(15,773)		(16,079)	
	155,326		158,238	

20. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	31 December 2002		31 December 2001	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**94,412**	**77.5**	66,192	59.2
31 to 60 days	**5,767**	**4.7**	25,819	23.1
61 to 90 days	**9,611**	**7.9**	9,175	8.2
Over 90 days	**12,089**	**9.9**	10,576	9.5
Total	**121,879**	**100.0**	111,762	100.0

21. Interest-Bearing Bank Loan, unsecured

The bank loan will be wholly repayable in the third to fifth years inclusive.

22. Deferred Tax

	Group	
	2002 HK$'000	2001 HK$'000
At beginning of year/period	**81,206**	75,808
Charge for the year/period (note 8)	**1,664**	5,718
Disposal of subsidiaries	**(100)**	(320)
At end of year/period	**82,770**	81,206

The principal component of the Group's deferred tax liability comprises accelerated depreciation allowances.

The revaluation of the Group's investment properties and the leasehold land and buildings does not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

There are no significant potential deferred tax liabilities for which provision has not been made.

23. Employee Retirement Schemes

The Group continues to operate a defined benefit scheme and a defined contribution scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the Mandatory Provident Fund ("MPF") Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

With effect from 1 January 2002, the Group has adopted SSAP34 whereby pension costs are assessed using the projected unit credit method. The pension costs are charged to the profit and loss account so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the profit and loss account in accordance with their advice.

	Group	
	31 December 2002	31 December 2001
	HK$'000	HK$'000
Defined benefit plan's assets	37,858	42,355

The amounts recognised in the balance sheet are determined as follows:

	Group	
	31 December 2002	31 December 2001
	HK$'000	HK$'000
Fair value of plan assets	243,711	292,856
Present value of funded obligations	(221,246)	(250,501)
	22,465	42,355
Unrecognised actuarial losses	15,393	-
Asset in the balance sheet	37,858	42,355

The limit of net asset to be recognised is disclosed as follows:

	Year ended 31 December 2002	18-month Period ended 31 December 2001
	HK$'000	HK$'000
Cumulative unrecognised net actuarial losses	15,393	-
Present value of available future refunds and reductions in future contributions	22,465	42,355
	37,858	42,355

SINCE 1903 100 YEARS IN HONG KONG South China Morning Post

The amounts recognised in the profit and loss account were as follows:

	Year ended 31 December 2002 HK$'000	18-month Period ended 31 December 2001 HK$'000
Current service cost	**13,813**	26,755
Interest cost	**9,412**	24,365
Expected return on plan assets	**(18,728)**	(47,121)
Total, included in staff costs (note (5))	**4,497**	3,999

The actual return on plan assets were a loss of HK$ 27,161,000 (2001 : loss of HK$82,427,000).

Movement in the asset recognised in the balance sheet:

	HK$'000
At 1 July 2000	38,934
Total expenses – as shown above	(3,999)
Contributions paid	7,420
At 31 December 2001 and 1 January 2002	42,355
Total expenses – as shown above	(4,497)
Contributions paid	-
At 31 December 2002	37,858

The principal actuarial assumptions used were as follows:

	2002 %	2001 %
Discount rate	**4.25**	6.25
Expected rate of return on plan assets	**7.00**	8.00
Expected rate of future salary increases	**2.00**	5.00

(b) Top-up scheme and MPF

The Group makes regular contributions of 10% of the employees' monthly basic salaries (subject to a cap of HK$50,000) to the MPF and Top-up Scheme. Out of the 10% contribution, 5% of the employees' relevant income (which is capped at HK$20,000) is made to the MPF Scheme and the balance to the Top-up Scheme.

(c) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

24. Share Capital

	Company	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2001: 1,734,383,996) shares of HK$0.10 each	**156,095**	173,438

On 3 September 2002, the Company announced a conditional voluntary cash offer to repurchase up to 173,438,400 shares at an offer price of HK$3.6 in cash per share. The proposed offer was approved by an ordinary resolution passed at the Special General Meeting of the Company held on 11 October 2002. On 28 October 2002, the Company announced its acceptance of a total of 173,438,400 shares at HK$3.6 per share under the offer for a total consideration of approximately HK$624,378,000 before expenses.

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date") and with amendments to the rules of the Scheme in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited approved by shareholders at the annual general meeting held on 29 May 2002.

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employees or executive directors of the Company or any of its subsidiaries (the "Executives"). No consideration is required to be paid by the Executives upon acceptance of the options. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007.

Movements in the number of share options outstanding during the year and the previous financial period are as follows:

	No. of shares in respect of options granted
Outstanding at 1 July 2000	18,333,500
Granted during the period	1,045,000
Exercised during the period	(1,435,000)
Lapsed during the period	(6,063,000)
Outstanding at 31 December 2001 and at 1 January 2002 (note(a))	11,880,500
Granted during the year	-
Exercised during the year	-
Lapsed during the year	(1,772,000)
Outstanding at 31 December 2002 (note(a))	10,108,500

Note (a)
Share options granted to employees outstanding at the end of the year and the end of the previous financial period have the following terms:

Date of grant	Exercisable period	Exercise price per share HK$	2002	2001
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,752,000	2,206,000
11/01/2000	11/01/2001 – 27/10/2007	5.51	1,991,500	2,424,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	5,320,000	6,205,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	1,045,000	1,045,000
			10,108,500	11,880,500

No options were granted to Directors of the Company pursuant to the Scheme as at 31 December 2002.

25. Reserves

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 July 2000							
As previously stated	1,144,120	1,454,099	93,541	1,503	(30,728)	1,248,623	3,911,158
Effects of adopting SSAP 30 :							
Goodwill re-capitalised	-	610,033	-	-	-	-	610,033
Accumulated amortisation of goodwill	-	-	-	-	-	(439,918)	(439,918)
Accumulated provision for impairment in goodwill	-	-	-	-	-	(170,115)	(170,115)
Effects of adopting SSAP 29 :							
Accumulated amortisation of publishing titles	-	-	-	-	-	(1,820,000)	(1,820,000)
Effects of adopting SSAP 9 (revised) :							
Proposed final dividend for the twelve month period ended 30 June 2000 declared after the year end	-	-	-	-	-	259,942	259,942
Effects of adopting SSAP 34 :							
Defined benefit plan's assets	-	-	-	-	-	38,934	38,934
As restated	1,144,120	2,064,132	93,541	1,503	(30,728)	(882,534)	2,390,034
Issue of shares	7,155	-	-	-	-	-	7,155
Change in fair values of long-term investment shares	-	-	(31,497)	-	-	-	(31,497)
Revaluation reserve realised on disposal	-	-	(34,707)	-	-	-	(34,707)
Exchange differences on consolidation	-	-	-	-	(8,253)	-	(8,253)
Profit for the period (note 2(b)(iii))	-	-	-	-	-	486,214	486,214
2000 final dividend	-	-	-	-	-	(259,942)	(259,942)
2001 first interim dividend	-	-	-	-	-	(260,178)	(260,178)
2001 second interim dividend distribution	-	(138,751)	-	-	-	-	(138,751)
2001 special dividend	-	-	-	-	-	(173,438)	(173,438)
At 31 December 2001	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
						(note (2)(a)(ii))	
At 1 January 2002	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,132,233)	1,934,282
Effects of adopting SSAP 34 :							
Defined benefit plan's assets (note 3(q)(ii))	-	-	-	-	-	42,355	42,355
As restated	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
Share premium reduction (note (a))	(1,105,290)	-	-	-	-	1,105,290	-
Repurchase of shares	(5,014)	(607,034)	-	-	-	-	(612,048)
Change in fair values of long- term investment shares	-	-	(23,091)	-	-	-	(23,091)
Revaluation reserve released on disposal	-	-	6	-	-	-	6
Exchange differences on consolidation	-	-	-	-	(463)	-	(463)
Profit for the year	-	-	-	-	-	102,547	102,547
2002 interim dividend distribution	-	(62,438)	-	-	-	-	(62,438)
At 31 December 2002 (Note (b))	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150

Notes:

(a) *During the year, share premium account was reduced by an amount of HK$1,105,290,000 to enable the Company to eliminate the accumulated losses which resulted from the amortisation of intangible assets and goodwill on acquisition following the adoption of certain new SSAPs.*

(b) *The proposed final dividend distribution of HK$62,438,000 for the year ended 31 December 2002 is to be paid out of the Company's contributed surplus.*

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 July 2000				
As previously stated	1,144,120	2,342,010	252	3,486,382
Effects of adopting SSAP 9 (revised)	-	-	-	-
Proposed dividend for 12 month period ended 30 June 2000	-	-	259,942	259,942
Dividend income from a subsidiary	-	-	(259,942)	(259,942)
As restated	1,144,120	2,342,010	252	3,486,382
Issue of shares	7,155	-	-	7,155
Loss for the period	-	-	(411,984)	(411,984)
2000 final dividend	-	-	(259,942)	(259,942)
2001 first interim dividend	-	-	(260,178)	(260,178)
2001 second interim dividend distribution	-	(138,751)	-	(138,751)
2001 special dividend	-	-	(173,438)	(173,438)
At 31 December 2001	1,151,275	2,203,259	(1,105,290)	2,249,244

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002	1,151,275	2,203,259	(1,105,290)	2,249,244
Share premium reduction	(1,105,290)	-	1,105,290	-
Repurchase of shares	(5,014)	(607,034)	-	(612,048)
Profit for the year	-	-	19,323	19,323
2002 interim dividend distribution	-	(62,438)	-	(62,438)
At 31 December 2002	40,971	1,533,787	19,323	1,594,081

	Group	
		(Restated)
	31 December 2002 HK$'000	31 December 2001 HK$'000
Retained profits/(losses) attributable to:		
Company and subsidiaries	**150,937**	(1,065,728)
Associates	**(7,450)**	(4,246)
Jointly controlled entity	**(25,528)**	(19,904)
	117,959	(1,089,878)

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990.

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the then consolidated net asset value of the acquired subsidiaries and associate. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2001: HK$1,151,275,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

26. Operating Lease Commitments

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Expiring within one year	59,659	77,711
Expiring in the second to fifth years, inclusive	70,694	126,041
After the fifth year	-	111
	130,353	203,863

27. Capital Commitments

	Group	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Capital commitments for property, plant and equipment:		
Contracted, but not provided for	16,598	33,661
Authorised, but not contracted for	62,415	66,084
	79,013	99,745

28. Future Operating Lease Arrangements

As at 31 December 2002, the Group had future aggregate minimum lease receipts under non-cancellable operating leases in respect of land and buildings as follows:

	Group	
	31 December 2002 HK$'000	31 December 2001 HK$'000
Not later than one year	78,692	75,589
Later than one year but not later than five years	18,454	88,472
	97,146	164,061

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	Year ended 31 December 2002 HK$'000	(Restated) 18-month period ended 31 December 2001 HK$'000
Profit from operating activities	135,470	617,251
Gain on disposal of long term investment shares	-	(51,928)
Deficit on revaluation of investment properties	75,061	40,678
Depreciation and amortisation	78,996	130,458
Interest income	(4,958)	(36,488)
Interest expenses	1,097	1,020
Dividend income from listed investments	(2,462)	(4,449)
Loss on disposal of fixed assets	646	4,839
Provision for asset impairment	-	95,933
Pension costs	4,497	(3,421)
Gain on disposal of investments in associates	-	(3,216)
Gain on disposal of businesses	(25,136)	-
Decrease/ (increase) in loans advanced to associates	699	(378)
Increase in loans advanced to jointly controlled entity	(4,003)	(21,616)
Decrease/ (increase) in inventories	15,916	(1,560)
Decrease in accounts receivable	2,802	100,151
Decrease/ (increase) in prepayments, deposits and other receivables	4,025	(6,680)
Increase/(decrease) in accounts payable and accrued liabilities	4,742	(66,176)
Increase/(decrease) in subscriptions in advance	3,410	(927)
Net cash inflow from operations	290,802	793,491

(b) Analysis of changes in financing during the year:

	Interest-bearing bank loans HK$'000	Share capital (including share premium) HK$'000	Contributed surpus HK$'000
Balance at 1 July 2000	5,367	1,317,415	2,064,132
Net cash inflow/(outflow) from financing	(5,367)	7,298	-
2001 Second interim dividend distribution	-	-	(138,751)
Balance at 31 December 2001 and 1 January 2002	-	1,324,713	1,925,381
Net cash inflow from financing	310,000	-	-
Repurchase of shares	-	(22,357)	(607,034)
2002 Interim dividend distribution	-	-	(62,438)
Share premium reduction	-	(1,105,290)	-
Balance at 31 December 2002	310,000	197,066	1,255,909

(c) Disposal of businesses:

	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Net assets disposed of:		
Fixed assets	4,620	15,208
Accounts receivable	110	6,211
Inventories	83	102
Prepayment, deposit and other receivables	4,902	4,677
Bank balances and deposits	1,660	9,154
Accounts and other payable	(2,900)	(6,297)
Taxation	(22)	(880)
Deferred tax	(100)	(320)
Minority interest	(2,113)	-
	6,240	27,855
Satisfied by cash	33,384	27,855

Analysis of the net cash inflow in respect of the disposal of businesses

	Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000
Cash consideration	33,384	27,855
Cash and bank balances disposed of	(1,660)	(9,154)
Net cash inflow in respect of disposal of businesses	31,724	18,701

30. Subsidiaries, Associates and Jointly Controlled Entity

Particulars of the Company's principal subsidiaries and the Group's principal associates and a jointly controlled entity at 31 December 2002 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held		Nature of business
			Direct	Indirect	
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	-	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	-	100%	Property holding
Highlight Trading (HK) Limited	Hong Kong	Ordinary HK$100,000	-	100%	Trading of health products
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	-	100%	Property holding
Macheer Properties Limited	British Virgin Islands	Ordinary US$1	-	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	-	100%	Investment holding
Retailcorp Limited	Hong Kong	Ordinary HK$2	-	100%	Operation of retail shops
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	-	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	-	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	-	70%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	-	100%	Provision of pre-press services
SCMP Retailing (HK) Limited	Hong Kong	Ordinary HK$500,000	-	100%	Operation of retail outlets
SCMP.com Limited	Hong Kong	Ordinary HK$2	100%	-	Internet-related businesses

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
SCMP.com Holdings Limited	British Virgin Islands	Ordinary US$1	100%	-	Investment holding
Shanghai Strongnet Co., Ltd. #	The People's Republic of China (Equity joint-venture)	Registered capital US$200,000	-	97%	Recruiting and human resources internet services
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	-	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	-	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	-	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	-	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	-	83%	Video and film post-production
West Side Assets Limited	British Virgin Islands	Ordinary US$1	-	100%	Investment holding

Associates

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited #	Hong Kong	45%	Bookshop operation
The Post Publishing Public Company Limited #	Thailand	20.3%	Newspaper and magazine publishing

 # not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms

Jointly controlled entity

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
SCMP Haymarket Publishing Limited	Hong Kong	51%	Magazine publishing

The above table lists the subsidiaries of the Company, associates and a jointly controlled entity of the Group which, in the opinion of the Directors, principally affected the results of the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

31. Related Party Transactions

Neither the Group nor the Company had any significant related party transactions. Details of the Group's related party transactions are disclosed in the Directors' Report.

32. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 24 March 2003.

FIVE YEARS FINANCIAL SUMMARY (FINANCIAL YEAR BASIS – NOTE)

Operating Results

	Year ended 31 December 2002 HK$'000	(Restated) 18-month period ended 31 December 2001 HK$'000	Year ended 30 June 2000 HK$'000	1999 HK$'000	1998 HK$'000
Turnover	**1,364,925**	2,745,083	1,912,913	1,648,513	2,236,313
Operating profit	**135,470**	617,251	657,853	205,339	445,072
Share of profits less losses of associates	**4,952**	10,200	7,038	(2,792)	(4,076)
Share of profits less losses of a jointly controlled entity	**(5,624)**	(15,857)	(3,184)	(863)	-
Profit before tax	**134,798**	611,594	661,707	201,684	440,996
Tax	**(28,884)**	(118,363)	(97,927)	(60,108)	(128,210)
Profit after tax	**105,914**	493,231	563,780	141,576	312,786
Minority interests	**(3,367)**	(7,017)	(1,206)	(1,220)	(2,237)
Profit for the year attributable to shareholders	**102,547**	486,214	562,574	140,356	310,549
Dividends	**62,438**	572,367	519,742	432,750	519,300
Earnings per share					
Basic	**6.02 cents**	28.04 cents	32.49 cents	8.11 cents	17.94 cents
Diluted	**N/A**	28.04 cents	32.47 cents	N/A	N/A

Assets and Liabilities

	As at 31 December 2002 HK$'000	(Restated) 2001 HK$'000	As at 30 June 2000 HK$'000	1999 HK$'000	1998 HK$'000
Total assets	**2,125,872**	2,431,422	2,993,317	2,984,871	3,255,721
Total liabilities	**(588,627)**	(281,347)	(468,922)	(428,051)	(586,426)
Net assets	**1,537,245**	2,150,075	2,524,395	2,556,820	2,669,295
Number of shares in issue	**1,560,945,596**	1,734,383,996	1,732,948,996	1,730,999,996	1,730,999,996

Note:

The above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the three years ended 30 June 1998 to 2000, for the 18-month period ended 31 December 2001, and for the year ended 31 December 2002.

The figures for the 18-month period ended 31 December 2001 have been restated pursuant to the adoption of SSAP 34. Figures for the year ended 30 June 2000 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

FIVE YEARS FINANCIAL SUMMARY (CALENDAR YEAR BASIS - NOTE)

Operating Results

	Year ended 31 December				
		(Restated)			
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**1,364,925**	1,693,653	2,074,222	1,697,745	1,840,332
Operating profit	**135,470**	233,620	719,171	327,892	197,136
Share of profits less losses of associates	**4,952**	5,556	7,826	4,235	(5,817)
Share of profits less losses of a jointly controlled entity	**(5,624)**	(10,944)	(6,677)	(2,283)	-
Profit before tax	**134,798**	228,232	720,320	329,844	191,319
Tax	**(28,884)**	(57,996)	(113,920)	(67,288)	(84,665)
Profit after tax	**105,914**	170,236	606,400	262,556	106,654
Minority interests	**(3,367)**	(4,559)	(3,063)	(1,310)	(480)
Profit for the year attributable to shareholders	**102,547**	165,677	603,337	261,246	106,174
Dividends	**62,438**	138,751	693,708	519,300	432,750
Earnings per share					
Basic	**6.02 cents**	9.55 cents	34.83 cents	15.09 cents	6.13 cents
Diluted	**N/A**	9.55 cents	34.81 cents	N/A	N/A

Assets and Liabilities

	As at 31 December				
		(Restated)			
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Total assets	**2,125,872**	2,431,422	2,917,337	2,893,565	2,985,665
Total liabilities	**(588,627)**	(281,347)	(389,938)	(351,611)	(418,737)
Net assets	**1,537,245**	2,150,075	2,527,399	2,541,954	2,566,928
Number of shares in issue	**1,560,945,596**	1,734,383,996	1,733,082,996	1,730,999,996	1,730,999,996

Note:

Following the change of the accounting period end to 31 December in 2001, the above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the five years ended 31 December 2002 are presented to provide comparison on calendar year basis.

The figures for the year ended 31 December 2001 have been restated pursuant to the adoption of SSAP 34. Figures for the year ended 31 December 2000 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

CORPORATE INFORMATION

Board of Directors
Kuok Khoon Ean, Chairman
Roberto V. Ongpin, Deputy Chairman
Thaddeus Thomas Beczak, Deputy Chairman
Ronald J. Arculli*
Tan Sri Dr. Khoo Kay Peng
Peter Lee Ting Chang*
Dr. The Hon. David Li Kwok Po*

**Independent non-executive Director*

Audit Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli

Remuneration Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Kuok Khoon Ean

Company Secretary
Vera Leung

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central
Hong Kong

Share Registrars
Computershare Hong Kong Investor Services Limited
19/F, Hopewell Centre
183 Queen's Road East
Hong Kong

Butterfield Fund Services (Bermuda) Limited
65 Front Street, Hamilton
Bermuda

Registered Office
Cedar House, 41 Cedar Avenue
Hamilton, HM12
Bermuda

Head Office and Principal Place of Business
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

28-29/F, Dorset House
979 King's Road
Quarry Bay
Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road, Central
Hong Kong

Legal Advisers
Deacons
3rd –7th & 18th Floors
Alexandra House, Central
Hong Kong

Freshfields Bruckhaus Deringer
12/F, Two Exchange Square
Hong Kong

Appleby, Spurling & Kempe
5511, The Center
99 Queen's Road Central
Hong Kong